Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of November 2nd, 2021 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2021.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2021. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments are available at the Commission’s website at http://www.sec.gov. Copies of those documents may also be obtained from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba Canada, R3C 3N9.

The fiscal year of the Province ends March 31. Fiscal 2021 and 2020-2021 refer to the fiscal year ended March 31, 2021 and, unless otherwise indicated, 2020 means the calendar year ended December 31, 2020. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document. The historical periods up to 2019 presented below predate the onset of the COVID-19 pandemic. For information on the effects of COVID-19 see “Economy—COVID-19 and the Economic Recovery in Manitoba in 2021 Update” and “Government Finances—Budget”

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate (%)
	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$67,298	$71,284	$73,086	$73,814	$71,195	1.4
Change in Real Gross Domestic Product
Manitoba	1.4%	3.3%	1.5%	0.6%	-5.3%
Canada	1.0%	3.0%	2.4%	1.9%	-5.3%
Manufacturing Shipments	$17,892	$19,308	$18,999	$18,930	$18,438	0.8
Farm Cash Receipts	5,963	6,692	6,625	6,652	7,021	4.2
Capital Investment	8,862	9,140	9,392	9,476	7,771	-3.2
Primary Household Income	43,583	45,682	46,416	47,411	46,889	1.8
Population at July 1 (in 000’s)	1,314	1,335	1,353	1,370	1,381	1.2
Average Unemployment Rate	6.2%	5.4%	6.0%	5.3%	8.0%
Change in Consumer Price Index	1.3%	1.6%	2.5%	2.2%	0.5%
Average Exchange Rate (C$ per US$)	$1.3248	$1.2986	$1.2957	$1.3269	$1.3415

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2017	2018	2019	2020	2021

	(In millions of dollars)
Total Revenue	$15,627	$16,152	$17,028	$17,641	$17,819
Total Expense	(16,416)	(16,846)	(17,177)	(17,636)	(19,936)

Summary Net Income (Loss)	$(789)	$(694)	$(149)	$5	$(2,117)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2017	2018	2019	2020	2021

	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$41,741	$44,728	$49,154	$50,594	$53,423
Net Guaranteed Borrowings	91	116	61	61	61

	$41,831	$44,844	$49,215	$50,655	$53,484
Issued for
General Government Programs (1)	$20,270	$20,166	$21,575	$21,531	$23,571
Self-Sustaining Purposes	21,562	24,678	27,640	29,124	29,913
Loans Payable to the Government of Canada and Government Business Enterprises (2)	0	0	0	0	0

	$41,831	$44,844	$49,215	$50,655	$53,484
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	30.1%	28.3%	29.5%	29.2%	33.1%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	32.0%	34.6%	37.8%	39.5%	42.0%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)

Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2017	2018	2019	2020	2021

	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,769	$10,224	$11,361	$11,548	$12,958

Liabilities:
Borrowings (2)	27,397	27,350	29,166	29,272	31,339
Accounts payable, accrued charges provisions and unearned revenue	4,091	4,618	4,376	4,399	5,751
Pension liability	2,557	2,726	2,914	3,097	3,292

Total Liabilities	34,045	34,694	36,456	36,768	40,382

Summary Net Debt	$23,276	$24,470	$25,095	$25,220	$27,424

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	34.6%	34.4%	34.5%	33.7%	38.5%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board (Manitoba Hydro).

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Keeyask
Kelsey
Laurie River #2
Laurie River #1
Thompson
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2021 was 1,383,765, an increase of 0.2% over the prior year. The Winnipeg Census Metropolitan Area had an estimated population of 850,056 on July 1, 2020, an increase of 0.7% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 53,734 on July 1, 2020, an increase of 1.1% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdictions over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. In 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism, the rule of law and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on September 10, 2019, the Progressive Conservative Party of Manitoba was elected with 36 of 57 seats. Unless it is called earlier, in accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place October 3, 2023.

The following table sets forth the results of the four most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2007	2011	2016	2019
Progressive Conservative Party of Manitoba	19	19	40	36
New Democratic Party of Manitoba	36	37	14	18
Manitoba Liberal Party	2	1	3	3

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with several sectors contributing more than 5% of real Gross Domestic Product (GDP). Manitoba’s major commercial sectors are: manufacturing, construction, transportation and warehousing, retail trade, finance and insurance, and agriculture. Major non-commercial sectors include health and social services, public administration, and education. Centrally located in Canada, Manitoba is a major transportation hub, with national and international air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterized by low unemployment rates and high labour force participation rates. Manitoba’s interprovincial and international exports are diversified in both composition and destination. Historically and compared to other Provinces, Manitoba has generated a stable profile of annual growth in most key economic indicators including in real GDP, employment, international exports, manufacturing sales, and compensation of employees.

The Manitoba Bureau of Statistics estimates that Manitoba’s real GDP at market prices fell 5.3% in 2020, compared to an increase by 0.6% in 2019 and 1.5% in 2018. In contrast, Canada’s real GDP decreased by 5.3% in 2020 and increased by 1.9% in 2019 and by 2.4% in 2018.

The following table presents growth rates in 2020 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rates for 2020.

	Manitoba (%)	Canada (%)
Housing Starts	5.3	4.4
Retail Sales	0.1	-1.7
Manufacturing Sales	-2.6	-11.7
Nominal Gross Domestic Product	-3.5	-4.6
Real Gross Domestic Product	-5.3	-5.3
Capital Investment	-18.0	-9.2
Foreign Merchandise Exports	-1.8	-12.1
Farm Cash Receipts	5.5	8.3
Consumer Price Index	0.5	0.7
Employment	-3.7	-5.2
Unemployment Rate	8.0	9.5
Population	0.8	1.2

The following table presents select indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2016 through 2020. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth, compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$67,298	$71,284	$73,086	$73,814	$71,195	1.4
Canada	2,025,535	2,140,641	2,231,168	2,310,712	2,204,905	2.1
Real Gross Domestic Product (2)
Manitoba	$64, 550	$66,670	$67,670	$68,060	$64,454	0.0
Change	1.4%	3.3%	1.5%	0.6%	-5.3%
Canada	$1,955,488	$2,014,933	$2,063,887	$2,102,304	$1,990,610	0.4
Change	1.0%	3.0%	2.4%	1.9%	-5.3%
Primary Household Income	$43,583	$45,682	$46,416	$47,411	$46,889	1.8
Primary Household Income Per Capita (in dollars)	33,165	34,224	34,310	34,608	33,962	0.6
Retail Trade	18,891	20,362	20,809	20,982	20,995	2.7
Capital Investment	8,862	9,140	9,392	9,476	7,771	-3.2
Housing starts (units)	5,319	7,501	7,376	6,946	7,314	8.3
Change in Consumer Prices Indices
Manitoba	1.3%	1.6%	2.5%	2.2%	0.5%
Canada	1.4%	1.6%	2.3%	1.9%	0.7%
Population (July 1) (persons in 000’s)
Manitoba	1,314	1,355	1,353	1,370	1,381	1.2
Canada	36,109	36,545	37,065	37,601	38,037	1.3
Employment (workers in 000’s)	630.9	641.8	649.0	655.4	630.9	0.0
Unemployment Rate	6.2%	5.4%	6.0%	5.3%	8.0%
Exchange Rate (C$ per US$)	$1.3248	$1.2986	$1.2957	$1.3269	$1.3415

(1)	Expressed at market prices which includes taxes on products, but excludes subsidies on products.
(2)	Expressed at market prices in 2012 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Manitoba Department of Finance, and Bank of Canada.

COVID-19 and the Economic Recovery in Manitoba in 2021 Update

The Manitoba government committed over $3 billion in financial supports for individuals and businesses in response to the global COVID-19 pandemic. Announced alongside Budget 2021, Manitoba’s Roadmap to Recovery provides a clear direction for protecting Manitobans and encouraging economic growth. The roadmap includes detailed programs and incentives to promote recovery in building strategic infrastructure, supporting investment and developing talent, and creating a more competitive environment for businesses.

Restrictions on private and public social gatherings, business capacity limits, and recreational activities have evolved alongside the severity of the spread. Many of the restrictions lessened as the vaccination rates within the Province increased. On June 10, 2021, Manitoba announced the 4-3-2-One Great Summer Reopening Path. Focused on safety, economic recovery, and valued Manitoban summer experiences by target vaccination rate goals for eligible Manitobans. As of October 26, 2021, 86.6% of eligible Manitobans have received a single dose of a COVID-19 vaccine, and 83.2% are fully vaccinated.

Manitoba’s most-recent forecast expects real GDP to grow by 4.8% in 2021 and 3.8% in 2022. Nominal GDP is currently projected to increase by 10.7% in 2021, while consumer price inflation is currently expected to average 2.8%.

The following table presents the 2021 year-to-date growth rates for key economic indicators in Manitoba and Canada, as well as the year-to-date unemployment rates.

	Manitoba (%)	Canada (%)
Housing Starts (September)	31.7	31.7
Retail Sales (August)	16.1	15.1
Manufacturing Sales (August)	14.4	19.5
Foreign Merchandise Exports (August)	9.6	22.5
Farm Cash Receipts (June)	28.3	12.4
Consumer Price Index (September)	2.8	2.9
Employment (September)	3.5	5.0
Population (July)	0.3	0.5
Unemployment Rate (September)	6.8	7.9

Economic Structure

The Province has a balanced and diversified economy. In 2020, goods-producing industries accounted for 28.9% of real GDP at basic prices. The commercial service sector accounted for 48.2% of real GDP at basic prices. The non-commercial service sector accounted for 22.8% of real GDP.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2016 through 2020.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of 2012 chained dollars)
Goods-Producing Industries
Manufacturing	$5,846	$6,155	$6,469	$6,143	$5,712	-0.6
Construction	4,306	4,490	4,628	4,683	4,182	-0.7
Agriculture	3,060	3,672	3,596	3,470	3,654	4.5
Utilities	2,017	2,002	1,960	2,112	2,207	2.3
Mining and Oil and Gas Extraction	2,087	2,088	2,034	1,971	1,619	-6.1

Total Goods-Producing Industries	17,377	18,403	18,714	18,450	17,480	0.1

Service-Producing Industries
Commercial Services
Owner-Occupied Dwellings (2)	5,328	5,476	5,638	5,756	5,884	2.5
Finance and Insurance	3,284	3,460	3,487	3,566	3,696	3.0
Transportation and Warehousing	3,741	3,971	4,100	4,100	3,491	-1.7
Retail Trade	3,260	3,338	3,364	3,378	3,374	0.9
Wholesale Trade	3,027	3,105	3,149	3,067	3,134	0.9
Real Estate & Rental & Leasing	2,341	2,450	2,479	2,524	2,491	1.6
Professional and Scientific	1,987	1,967	1,994	2,045	1,878	-1.4
Information and Culture	1,750	1,684	1,721	1,767	1,766	0.2
Administrative and Other Support	1,023	1,063	1,051	1,055	948	-1.9
Accommodation and Food Services	1,172	1,211	1,245	1,284	907	-6.2
Arts and Entertainment	457	476	481	484	287	-10.9
Management of Companies and Enterprises	348	308	259	215	185	-14.6
Other Services	1,155	1,181	1,186	1,171	1,014	-3.2

Total Commercial Services Industries	28,873	29,690	30,154	30,411	29,055	0.2

Non-Commercial Services
Health and Social Services	5,416	5,499	5,570	5,697	5,418	0.0
Public Administration	4,809	4,885	4,975	5,037	4,925	0.6
Education	3,424	3,470	3,545	3,633	3,380	-0.3

Total Non-Commercial Services Industries	13,650	13,855	14,090	14,367	13,722	0.1

Total Service-Producing Industries	42,528	43,543	44,238	44,791	42,721	0.1

Gross Domestic Product At Basic Prices (3)	$59,967	$61,965	$62,971	$63,279	$60,244	0.1

(1)

Expressed at basic prices in chained 2012 dollars, it is the gross value-added of all goods and services produced by the economy, excluding taxes and subsidies. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from a different year. Value-added differs from value of production, value of shipment or total sales from an industry.

(2)	Value-added arising from the use of residential real estate invariant to changes in ownership; homeowners are considered landlords renting houses to themselves.
(3)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Statistics Canada and the Manitoba Bureau of Statistics

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. Manufacturing is well diversified, producing a wide range of consumer and industrial goods. In 2020, manufacturing accounted for 9.5% of Manitoba’s real GDP and 9.5% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products such as processed meat and potato products, grain and oilseed products, dairy products and industrial agricultural feed products. The second-largest manufacturing industry is transportation equipment, which consists of aerospace products and parts manufacturing, and motor vehicle body and trailer manufacturing. The aerospace industry is led by three multinational firms: Boeing Canada Technology, StandardAero, and Magellan Aerospace, as well as a number of other established regional and national firms. The motor vehicle body and trailer manufacturing sector specializes in the production of urban and intercity buses, fire trucks, motor homes, recreational vehicles, and trailers. A significant amount of the motor vehicle body manufacturing sector is concentrated in the two large bus manufacturers (Motor Coach Industries and New Flyer Industries), which produce coach and transit buses for the North American market.

Other notable industries within manufacturing include machinery and equipment (agriculture implements); chemicals (agricultural chemicals and pharmaceuticals); primary metals; fabricated metal products (structural steel); furniture; printing; wood products (cabinets, millwork and lumber); non-metallic mineral products; and electrical equipment (industrial and hydroelectric transformers and electronic components).

Manufacturing in 2020: Manufacturing sales declined in 2020 for all Provinces, with lowest decline in Manitoba. Total manufacturing sales from the Province decreased by 2.6% to $18.4 billion following a 0.4% decrease in 2019. In 2020, Manitoba sales of durable goods decreased by 13.3%, and sales of non-durables increased by 9.3%. Employment in Manitoba’s manufacturing industries decreased by 7.7% in 2020.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2016 through 2020.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars)
Non-Durables
Food Products	$4,722.0	$5,192.5	$4,848.6	$4,918.2	$5,734.1	5.0
Chemicals	1,255.2	1,323.3	1,446.9	1,476.5	1,601.7	6.3
Printing	501.9	496.2	505.0	525.8	513.0	0.5
Other Non-Durables	1,905.1	2,061.4	2,018.2	2,031.8	1,936.3	0.4

Total Non-Durables	8,384.2	9,073.5	8,818.7	8,952.4	9,785.1	3.9

Durables
Transportation Equipment	2,767.2	3,019.9	3,337.0	3,539.7	2,493.2	-2.6
Machinery	1,997.9	2,394.3	2,100.9	1,942.8	2,057.4	0.7
Fabricated Metals	770.1	839.3	971.4	1,102.7	1,067.5	8.5
Wood Products	459.7	459.1	498.0	483.0	558.4	5.0
Furniture and Related Products	589.4	574.1	577.3	551.5	494.5	-4.3
Non-Metallic Mineral Products	318.6	322.6	372.2	335.6	342.4	1.8
Other Durables	2,605.0	2,625.2	2,323.3	2,022.7	1,639.9	-10.9

Total Durables	9,507.9	10,234.4	10,180.0	9,978.1	8,653.2	-2.3

Total	$17,892.0	$19,307.9	$18,998.7	$18,930.4	$18,438.3	0.8

Source: Statistics Canada, table 16-10-0048.

Manufacturing 2021: In the first seven months of 2021, the value of manufacturing sales in Manitoba increased 13.7% compared to the same period in 2020. Canadian manufacturing sales increased by 19.7% over the same period. In Manitoba, the strongest increases were in chemicals (50.5%), wood products (29.4%), furniture and related products (28.2%), printing and related support activities (21.4%), fabricated metals (9.6%), machinery (9.5%), and food products (8.6%). Sales declined in transportation equipment (-6.0%).

According to Statistics Canada, capital investment in the manufacturing sector declined 22.5% in 2020 to $840 million. Despite the drop, investment in manufacturing in 2020 was the second largest annual investment in the sector on record, trailing the largest in 2019 at $1.08 billion.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2020, the primary agriculture sector represented 5.9% of Manitoba’s real GDP, while the food and beverage manufacturing sector represented nearly 2.0% of Manitoba’s real GDP. The sales of crops, livestock and processed food products represented 43.4% of total foreign merchandise exports. Manitoba’s 2020 marketed farm cash receipts were divided between 65% from crops and 35% from livestock.

Agriculture in 2020: Farm cash receipts in 2020 increased by $368.8 million to $7.0 billion, a 5.5% increase from 2019, the highest on record. Total cash receipts from crops were up 9.1% to $4.4 billion. Canola receipts were up 23.4% to $1.6 billion, soybean receipts were up 18.2% to $513 million, fresh potatoes receipts were up 17.1% to $281 million, and oat receipts were up 12.2% to $169 million. However, grain corn receipts were down 7.0% to $161 million, and wheat receipts were down 0.4% to $1.1 billion.

Manitoba’s livestock was supported by an increase in receipts from cattle production by 1.7% to $534 million. However, total livestock receipts in 2020 decreased by 1.4% to $2.36 billion compared to 2019. Hog receipts were down 3.7% to $1.05 billion, and receipts for calves were down 6.7% to $86 million.

Canadian agriculture benefits from a number of support programs designed to stabilize farm incomes by mitigating production and market risks. Payments under these programs are reflected as direct payments. In 2020, direct payments increased by 15.8 percent, relative to 2019 ($295M vs $255M) and consisted of Crop Insurance Payments ($172M or 58% share), followed by Agri-Stability ($60M or 20% share) and AgriInvest ($32M or 10%). Direct payments represented 4.2 percent of total farm cash receipts.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2016 through 2020.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars)
Crops
Oilseeds	$1,922.9	$2,274.3	$2,072.8	$1,766.7	$2,160.7	3.0
Wheat	866.8	1,054.0	1,153.7	1,137.5	1,132.5	6.9
Specialty and Forage	293.3	326.2	336.1	355.5	420.0	9.4
Vegetables	295.1	327.1	309.6	297.2	334.1	3.2
Other Grains	211.1	209.0	201.6	247.0	262.1	5.6
Other (1)	32.8	85.7	127.2	198.4	55.5	14.0

Total Crops	3,622.0	4,276.4	4,201.0	4,002.2	4,364.9	4.8

Livestock
Hogs	990.3	1,078.8	986.2	1,092.0	1,051.6	1.5
Cattle and Calves	552.3	547.2	604.1	616.5	619.3	2.9
Dairy	252.2	279.7	300.3	317.3	314.9	5.7
Poultry and Eggs	259.3	261.1	277.3	290.9	286.8	2.5
Other livestock	65.3	70.7	76.4	77.8	87.7	7.7

Total Livestock	2,119.5	2,237.5	2,244.3	2,394.6	2,360.3	2.7

Direct Payments	221.8	178.1	179.6	255.1	295.5	7.4

Total Cash Receipts	$5,963.3	$6,692.0	$6,624.9	$6,651.9	$7,020.7	4.2

Net Cash Income (2)	$1,204.7	$1,811.1	$1,484.7	$1,330.8	$1,745.6	9.7

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Statistics Canada, table 32-10-0045.

Agriculture in 2021: Manitoba’s crop seeding in 2021 was slow to take off as the overwinter snow accumulation was low and an early snowmelt lead to dry soil conditions for March. A late frost in May damaged some canola and soybean crops requiring reseeding. Canola crops were further challenged by severe flea beetle pressure delaying herbicide applications. Drought conditions persisted throughout the spring and summer which pushed an early harvest for most crops in 2021. Dry and windy conditions made for less than ideal insecticide applications which paved way for widespread grasshopper feeding.

During the first half of 2021, total farm cash receipts increased by 28.3% to $4.06 billion compared to $3.16 billion in the first half of 2020. For the same periods total crop receipts increased by 38.8% to $2.65 billion from $1.91 billion. Substantial increases include: oats (80.5%), barley (76.6%), dry peas (74.0%), dry beans (69.9%), canola (51.3%), and wheat (50.0%). Total livestock receipts increased by 20.1% to $1.31 billion from $1.09 billion. Recording increases for hogs (41.7%), and cattle (4.9%), and a substantial decline in calves (46.2%).

According to the Manitoba Agricultural Services Corporation for fiscal year 2021, nearly 9.6 million acres were insured, of which 54,000 acres were unseeded. The total asset value of insured crops covered under the AgriInsurance program is $3 billion, representing a change of $143.6 million compared to the previous fiscal year. Total indemnities were at $71.5 million, down 62.9% compared to $192.7 million from the previous fiscal year.

Mining and oil and gas extraction (mineral and petroleum): The mineral and petroleum industries represent the third largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are zinc, nickel, copper, and gold. Other metals produced include silver, platinum, cobalt, selenium, caesium and tellurium. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in Eastern Canada, and the Northeastern and North-Central areas of the U.S.

In 2020, the mineral and petroleum industries accounted for 2.7% of Manitoba’s real GDP and 2.5% of total international merchandise exports, and directly employed 4,600 workers.

Minerals and petroleum in 2020: Capital spending on mining, quarrying, and oil and gas extraction decreased by 40.0% to $350 million, following a 5.0% decrease in the year prior. The value of mineral and petroleum production recorded $1.490 billion in 2020. Petroleum sales declined by 43.8%, while metallic mineral sales declined by 25.3%. Industrial mineral sales are currently under review for 2019, and recorded $231.9 million for 2020.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2016 through 2020.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars)
Metals
Zinc	$286.0	$463.4	$412.8	$213.1	x	x
Nickel	317.8	327.7	288.3	x	262.2	-4.7
Copper	272.3	299.9	283.9	220.4	145.2	-14.5
Gold	177.7	207.9	250.1	x	x	x
Other Metals	59.4	70.6	71.0	x	x	x

Total Metals	1,113.2	1,369.5	1,306.1	843.6	630.3	-13.3

Petroleum	743.2	881.5	1,122.8	1,117.2	628.4	-4.1

Industrial Mining	304.3	289.1	282.3	r	231.9	-6.6

Total	$2,160.8	$2,540.1	$2,711.2	x	$1,490.5	-8.9

r	Under review
x	Suppressed to meet confidentiality requirements

Sources: Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Minerals and petroleum in 2021: After declines in 2020, petroleum prices in the Province are up in 2021, reflecting robust global demand for petroleum products to support economic recoveries. As of May 2021, year-to-date average prices for Manitoba petroleum are up 80.5%.

Services: Manitoba’s service sector has a wide range of medium sized enterprises, including transportation and warehousing, retail trade, finance and insurance, wholesale trade, real estate, rental and leasing, professional services, information and culture, and accommodation and food services. Service-producing industries have expanded to account for approximately 70.9% of total GDP in Manitoba in 2020. From 2015 through 2019, commercial service industries accounted for 47.4% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 29.3% of total employment.

Finance and insurance services are an important component of Winnipeg’s economy. Winnipeg is the headquarters of IG Wealth Management, a major mutual fund company, The Canada Life Assurance Company, a major life insurance company and Wawanesa Insurance, a major property and casualty insurer. Winnipeg is a major centre of Canada’s grain trade, with Canadian head offices of seven major grain companies. The finance and insurance service industries account for 6.1% of Manitoba’s real GDP.

Manitoba has a well-developed tourism industry. Home to the Canadian Museum of Human Rights, Canada’s Royal Winnipeg Ballet, a National Hockey League franchise (Winnipeg Jets), and a large convention centre, the Province attracts significant national and international convention activity. The City of Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2020, total exports of Manitoba goods and services to foreign markets and other Provinces decreased 6.2% to $34.9 billion, and total imports decreased 7.2% to $41.5 billion, resulting in a trade deficit of $6.6 billion. Total exports were equal to 49.0% of nominal GDP, while total imports were equal to 58.2% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2016 through 2020.

SELECTED TRADE INDICATORS

	Year Ended December 31,

	2016	2017	2018	2019	2020

	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$16,108	$16,416	$18,195	$17,895	$16,561
Interprovincial	17,644	19,395	19,710	19,289	18,330

Total Exports of Goods and Services	33,772	35,810	37,905	37,184	34,891

Ratio of Total Exports to Nominal Gross Domestic Product	50.2%	50.2%	51.9%	50.4%	49.0%
Imports of Goods and Services
International	$19,373	$20,487	$22,097	$22,419	$19,462
Interprovincial	20,041	20,980	21,773	22,229	21,988

Total Imports of Goods and Services	39,414	41,467	43,870	44,649	41,450
Ratio of Total Imports to Nominal Gross Domestic Product	58.6%	58.2%	60.0%	60.5%	58.2%

Trade Balance	$(5,642)	$(5,657)	$(5,965)	$(7,464)	$(6,559)

Sources: Statistics Canada and Manitoba Bureau of Statistics

Manitoba’s total exports and imports of goods and services are almost evenly distributed between interprovincial and international markets. In 2020, 47.5% of total export sales were destined for international markets and 52.5% were destined for interprovincial markets. In 2020, 53.0% of total import sales were from interprovincial markets and 47.0% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services for interprovincial markets are more evenly distributed. In 2020, goods exports accounted for 84.9% of all international exports (84.0% in 2019), while services accounted for 15.1% (16.0% in 2019). Goods exports accounted for 51.2% of all interprovincial exports in 2020 (50.9% in 2019), while services accounted for 48.8% (49.1% in 2019).

Manitoba imports more goods from international markets compared to services. Manitoba imports more services from interprovincial markets compared to goods. In 2020, goods imports accounted for 85.3% of all international imports (84.6% in 2019), while services accounted for 14.7% in 2020 (15.4% in 2019). For all interprovincial imports in 2020, goods imports accounted for 46.2% (44.8% in 2019), while services accounted for 53.8% (55.2% in 2019).

Foreign Merchandise Exports

Foreign Exports in 2020: Foreign merchandise exports from Manitoba amounted to $15.5 billion in 2020. Manufactured products accounted for 68.5% of total exports, while agriculture commodities accounted for 22.2%. Mining commodities and electricity sales accounted for 2.5% and 2.1% respectively of total foreign merchandise exports from Manitoba. In 2020, of the total foreign merchandise exports, 69.7% were to the United States, 18.1% to Asia, 4.2% to Europe and 2.5% to Mexico.

From 2016 to 2020, total foreign merchandise exports increased by 15.5% (representing a compound annual growth rate of 3.7%). Exports to the U.S. increased by 18.4% (representing a compound annual growth rate of 4.3%) and exports to all other countries increased by 9.3%.

In 2020, total Manitoba exports decreased by 1.8%, with exports to U.S. markets decreasing 9.7%, and exports to non-U.S. markets increasing 22.9%.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2016 through 2020.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars)
Manufacturing
Food	$2,439.8	$2,693.5	$2,646.5	$2,840.2	$3,303.6	7.9
Chemicals	1,242.3	926.7	1,844.2	2,846.9	2,571.5	19.9
Machinery	978.9	1,006.8	1,188.0	1,173.6	1,150.7	4.1
Transportation Equipment	1,657.0	1,684.6	1,789.6	1,764.3	1,147.1	-8.8
Plastics and Rubber	426.1	449.6	480.1	476.1	500.2	4.4
Primary Metals	788.0	734.0	757.6	405.8	408.4	-15.2
Wood Products	231.7	218.6	254.7	203.6	280.8	4.9
Paper and Allied	198.0	225.5	269.6	257.7	240.0	4.9
Fabricated Metal	214.1	247.0	251.5	251.7	223.3	1.1
Furniture and Fixtures	172.8	175.8	197.7	214.7	200.6	3.8
Electrical Equipment	179.8	184.7	191.5	168.1	155.1	-3.6
Computers and Electronics	178.8	158.4	188.0	180.7	142.1	-5.6
Printing and Publishing	111.8	123.3	117.9	129.4	131.0	4.1
Petroleum and Coal	79.0	71.2	91.8	83.1	84.6	1.7
Other	116.6	136.0	208.6	137.5	110.4	-1.4

Total Manufacturing	9,014.6	9,035.6	10,477.2	11,133.4	10,649.2	4.3

Agriculture
Oilseeds	1,259.4	1,424.4	1,291.2	869.2	1,314.8	1.1
Wheat	850.0	971.2	1,155.5	1,147.3	1,297.3	11.1
Other Grains	177.3	172.6	224.1	210.2	230.4	6.8
Vegetables	164.8	279.5	206.6	235.4	209.3	6.1
Hogs	229.3	241.6	218.0	225.8	173.4	-6.8
Other Agriculture	121.2	114.9	113.0	111.5	120.5	-0.1
Cattle	157.0	89.1	136.8	138.0	99.8	-10.7

Total Agriculture	2,959.2	3,293.2	3,345.2	2,937.4	3,445.5	3.9

Mining and Oil and Gas Extraction	370.2	370.5	421.6	461.1	394.5	1.6
Electricity	387.0	419.9	363.1	309.9	326.1	-4.2
Other	719.6	765.3	876.6	978.1	721.2	0.1

Total	$13,450.6	$13,884.6	$15,483.7	$15,819.8	$15,536.6	3.7

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Foreign Exports in 2021: Total foreign exports for the first eight months of 2021 were up 9.6% compared to the first eight months of 2020. This compares to a 22.5% increase in foreign exports for Canada. Over the same period, Manitoba exports to the U.S. have increased by 9.8% and Manitoba exports to other countries have increased by 8.9%.

Capital Investment

The annual Capital and Repair Expenditures Survey (CAPEX) collects data on capital and repair expenditures in Canada. In 2020, capital investment in Manitoba decreased 18.0%, the ninth largest annual change among other Provinces and below Canada’s 9.2% decrease. The largest percentage increases in capital investment occurred in: public administration; and health care and social assistance. Decreases in capital investment occurred in: educational services; information and cultural industries; construction; real estate and rental and leasing; utilities; manufacturing; retail trade; accommodation and food services; arts, entertainment and recreation; transportation and warehousing; and mining, quarrying, and oil extraction. In 2020, private investment decreased by 22.6%, while public investment decreased by 11.1%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2016 through 2020.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate (%)

	2016	2017	2018	2019	2020	2016-2020

	(In millions of dollars)
Utilities	$3,105.0	$3,150.7	$2,496.2	$1,974.7	$1,574.7	-15.6
Public Administration	951.3	976.3	951.0	974.1	1,113.9	4.0
Transportation and warehousing	1,077.5	946.5	1,405.0	1,511.4	942.7	-3.3
Manufacturing	508.8	570.0	737.0	1,084.1	839.8	13.3
Real Estate and Leasing	425.8	408.5	474.3	459.0	392.4	-2.0
Mining and Oil and Gas Extraction	407.7	503.8	613.0	582.5	350.0	-3.7
Education	383.7	307.4	313.0	279.6	278.3	-7.7
Information and cultural industries	231.2	287.8	274.7	270.4	267.4	3.7
Retail Trade	226.2	250.5	258.8	320.2	241.9	1.7
Health care and social assistance	111.3	170.4	143.7	213.3	225.7	19.3
Construction	167.8	210.8	247.3	221.6	205.9	5.2
Accommodation and Food Services	130.0	100.3	127.1	193.0	128.2	-0.3
Arts, Entertainment and Recreation	141.5	152.7	163.9	143.9	92.6	-10.1
Other	994.1	1,104.0	1,187.1	1,248.4	1,117.3	3.0

Total	$8,861.9	$9,139.7	$9,392.1	$9,476.2	$7,770.8	-3.2

Private	4,154.3	4,384.5	5,168.9	5,705.7	4,417.2	1.5
Public	4,707.6	4,755.1	4,223.2	3,770.6	3,353.6	-8.1

Source: Statistics Canada, tables 34-10-0035 and 34-10-0038.

Labour Force

Labour Markets in 2020: In 2020, employment decreased 3.7% compared to 2019, with growth occurring in: educational services; professional, scientific and technical services; and other services. Declines were recorded in: agriculture; wholesale and retail trade; public administration; business, building and other support services; health care and social assistance; transportation and warehousing; manufacturing; construction; utilities; information, culture and recreation; accommodation and food services; and forestry, fishing, mining, quarrying, oil and gas. In 2020, the average unemployment rate in Manitoba was 8.0%, up from 5.3% in 2019, the first lowest of any Province in Canada and below Canada’s rate of 9.5%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2016 through 2020.

LABOUR FORCE

	Annual Averages
	2016	2017	2018	2019	2020
Labour Force (in 000’s)	672.3	678.4	690.5	692.4	685.8
Employment (in 000’s)	630.9	641.8	649.0	655.4	630.9
Participation Rate (Manitoba) (%)	67.4	66.9	67.2	66.6	65.5
Participation Rate (Canada) (%)	65.6	65.6	65.3	65.6	64.1
Unemployment Rate (Manitoba) (%)	6.2	5.4	6.0	5.3	8.0
Unemployment Rate (Canada) (%)	7.1	6.4	5.9	5.7	9.5

Source: Statistics Canada, table 14-10-0327.

Labour Markets in 2021: In the first nine months of 2021, seasonally adjusted employment in Manitoba increased 3.5% compared to the same period for 2020, averaging 651,000 jobs. Employment increases were recorded in: wholesale and retail trade; educational services; manufacturing; finance, insurance, real estate, rental and leasing; transportation and warehousing; construction; public administration; and information, culture and recreation. Declines were recorded in: other services; business, building and other support services; agriculture; accommodation and food services; utilities; and forest, fishing, mining, quarrying, oil and gas.

In the first nine months of 2021, the seasonally adjusted unemployment rate in Manitoba averaged 6.8%, down from 8.2% in the same period in 2020 and is the second lowest in Canada. During the same period, the seasonally adjusted unemployment rate in Canada averaged 7.9%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2021 averaged 66.5%, down from 65.4% in the same period in 2020. The seasonally adjusted labour force participation rate in Canada averaged 65.0% over the first nine months of 2021.

Energy

Refined petroleum and natural gas provided 45.1% and 28.4%, respectively, of the Province’s total energy needs in 2019. The remaining 26.4% was generated by electricity, with the majority generated by hydro-electric energy.

The provincial crown corporation, Manitoba Hydro, generated 35.2 billion kilowatt hours of clean electricity from renewable resources in fiscal year 2020/21, mostly hydroelectric, representing over 99% of the crown corporation’s total electricity generation. The utility’s electric grid carbon intensity was 0.44 tonnes of carbon dioxide equivalent per gigawatt hour (tCO2e/GWh) produced.

For more information on clean electricity generation in the Province, including rates, see “The Manitoba Hydro-Electric Board” section.

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, when the Legislative Assembly is not in session, the Lieutenant Governor in Council may authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The Auditor General, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year, examines the accounts and financial statements of the Province.

The Summary Financial Statements of the Province have been prepared in accordance with Canadian public sector accounting standards.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of various government components, Government Organizations (GOs), Government Business Enterprises (GBEs) and Business Partnerships (BPs).

In order to be considered a part of the GRE for the Summary Financial Statements, an organization must be controlled by the Province. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss from the other organization’s activities.

GOs, with the exception of GBEs and BPs, are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of GOs (Crown organizations) are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, and Manitoba Liquor and Lotteries Corporation.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of accounting. Under this method of accounting, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Table II shows the Supplementary financial information, which describes the financial position and results of operations of these enterprises.

The characteristics of a BP are similar to a GBE except the organization is a partnership under shared control, rather than a government organization under the control of the Province. BPs are accounted for in the summary financial statements using the modified equity method. The Province accrues its share of the BP’s net income or losses, and other net equity changes, without adjusting the BP’s accounting policies to a basis consistent with that of the GRE.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year and to improve long-term fiscal planning. This Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2021, the Fiscal Stabilization Account had $585 million in liquid assets (2020 — $800 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)

Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated. A liability is recorded to the extent that a transfer gives rise to an obligation that meets the definition of a liability in accordance with criteria in public sector accounting standards.

b)

Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period in which the transactions are authorized, any eligibility criteria are met, and the amounts involved can be reasonably estimated.

Externally restricted inflows are recognized as revenue in the period in which the expenses are incurred for the purposes specified. Externally restricted inflows before the expenses are incurred are reported as a liability.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,

	2017	2018	2019	2020	2021

	(In millions of dollars)
Revenue
Income taxes	$3,958	$3,985	$4,234	$4,515	$4,199
Retail sales tax	2,301	2,444	2,472	2,262	2,208
Fuel taxes	336	344	347	338	299
Levy for health and education	343	356	376	385	370
Education property tax	793	827	847	874	895
Other taxes	623	617	643	633	657
Fees and other revenue	2,329	2,364	2,341	2,465	2,332
Federal transfers	4,128	4,200	4,531	4,879	5,936
Net income from government business enterprises	589	758	919	913	600
Sinking funds and other investments earnings	227	257	318	377	323

Total Revenue	15,627	16,152	17,028	17,641	17,819

Expenses
Personnel services	8,015	8,057	8,070	8,241	8,740
Grants/Transfer Payments	2,333	2,418	2,490	2,809	3,663
Transportation	150	155	167	182	158
Communications	77	75	72	75	77
Supplies and Services	1,941	1,871	1,954	2,035	2,509
Social assistance related	1,490	1,785	1,855	1,728	1,742
Other operating	706	704	745	678	1,088
Minor capital	94	116	101	106	207
Amortization	680	713	723	745	783
Debt Servicing	930	952	1,000	1,037	969

Total Expenses	16,416	16,846	17,177	17,636	19,936

Net Income (Loss) for the year	$(789)	$(694)	$(149)	$5	$(2,117)

As reported in the Public Accounts for 2020/21, in order to comply with a new auditing standard on accounting estimates, the Province engaged external experts to assess and assign values to some of the estimated liabilities of the government. These include the remediation liabilities associated with orphaned and abandoned mines, contaminated sites, contingent liabilities for legal claims, and retroactive agreement liabilities for both settled and outstanding collective agreements in the public sector.

Several Manitoba public sector collective agreements are currently up for renewal and the associated wages and retroactive wages payable are due to be paid in the current (2021/22) and the next fiscal year (2022/23). Some collective agreements that have expired, such as the public sector teachers, have already been settled in the prior fiscal year (2020/21) and nurses has been settled in the current fiscal year (2021/22). The fiscal impact of the remaining unsettled wages in the current and future fiscal year remains uncertain. Estimates of the amounts payable for retroactive wages were included in the audited financial statements and Public Accounts as well as into Budget 2021. The actual wage settlements may differ from the estimates depending on the outcome of the negotiation and settlement processes underway and upcoming.

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2021 Summary Financial Statements. The Audit Report identified two specific matters leading to the qualification. These issues relate to the Government of Manitoba’s exclusion of Workers Compensation Board and the Manitoba Agricultural Services Corporation Production and Hail Insurance Trusts from the summary financial statements.

The first matter relates to the Government’s removal exclusion of Workers Compensation Board (WCB) from the Government Reporting Entity (GRE) from 2017/18 until November 6, 2020, on the basis that the Government did not control the Board. The Auditor General expressed the opinion that the WCB should not have been excluded from the GRE from 2017/18 until November 6, 2020 when legislative amendments were enacted. As of November 6, 2020 Public Sector Accounting Standards required the Province to remove the WCB’s net financial assets by expensing them in the statement of operations. The government’s presentation had the effect of decreasing revenue and expenses by $4 million and $612 million respectively in 2020/21 and decreasing revenue by $48 million in 2019/20.

The second matter relates to the Government’s exclusion of the Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust (the Trusts) from the Summary Financial Statements for the years ended March 31, 2021 and March 31, 2020. If the Government had included the Trusts in the Summary Financial Statements, revenue would have increased by $2 million while expenses would have decreased by $111 million in 2020/21. Also, revenue and expenses would have increased by $9 million and $19 million respectively in 2019/20. The Auditor General expressed the opinion that the Trusts should not have been excluded from the GRE.

For a complete description of the Auditor General’s comments with respect to the qualification of its Audit Opinion see “Tables of Supplementary Information – Table VI”.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for Government operations on a summary financial basis.

In June 2017, the Province enacted The Fiscal Responsibility and Taxpayer Protection Act (the Fiscal Responsibility Act), which replaced previous balanced-budget legislation.

Under the Fiscal Responsibility Act, the Minister of Finance must table a budget for the government reporting entity every fiscal year, typically by April 30. At the same time, the Minister must table a fiscal responsibility strategy setting out the current and future financial objectives for the Government. Once the deficit has been eliminated, this strategy must also set out the Government’s debt reduction objectives.

The Fiscal Responsibility and Taxpayer Protection Act requires the government not to incur a deficit greater than the baseline amount and penalizes ministers by reducing their salaries if this requirement is not met. As the baseline amounts were set prior to the government achieving a balanced budget in 2019-20 and COVID-19’s fiscal impacts, amendments were made on May 20, 2021 that reset the baseline amount to be the deficit calculated in accordance with provisions of the Act for fiscal year 2021. In each subsequent year, the baseline amount is to be reduced by 1/8. The deficit in fiscal year 2021 of $2,021 million is the baseline amount.

Once the baseline amount has reached zero, then the Government must maintain balance by not incurring a deficit. The deficit or surplus amount is to be calculated on a summary basis. Certain amounts are excluded from the calculation, such as

•	an expenditure incurred in the fiscal year ending on March 31, 2022, in response to the pandemic caused by the communicable disease known as COVID-19,

•	Manitoba Hydro’s net income or loss as well as the impact of natural disaster, war or other disaster,

•	a reduction in revenue resulting from a decision of another level of government or of a regulatory body that took effect after the budget for the fiscal year was tabled, and

•

a one-time expenditure or reduction in revenue of more than $25 million arising from a change in public accounting standards or if an organization or fund ceases to be included in the Summary Financial Statements.

Adjustments are also to be made for amounts transferred to or from the Fiscal Stabilization Account. As part of the public accounts for each fiscal year, the Minister of Finance must report on the deficit or surplus amount and compare actual results with the budget and the fiscal responsibility strategy.

The Act requires the government to withhold 20% of the ministerial salaries. This percentage will increase to 40% if the government has a deficit exceeding the baseline amount for two consecutive years. The withheld amounts will be paid back to the ministers if there is no deficit incurred or if the deficit is below the baseline amount. However, the repayment amounts will be prorated if the deficit is below the baseline amount by less than 1/8 of the 2020-21 deficit.

The portion of the amount withheld to be paid to Ministers is determined by the actual results for the year. If there is no deficit, the full amount withheld is to be paid to them. If there is a contravening deficit, the ministerial salary for that year is reduced by the full amount withheld. If there is a deficit that does not exceed the legislated requirement, the ministerial salary is reduced proportionally.

A non-binding referendum must be held before the Government introduces any bill to increase the rate of tax under The Health and Post Secondary Education Tax Levy Act, The Income Tax Act or The Retail Sales Tax Act. The Fiscal Responsibility Act cannot be amended or repealed without being referred at the committee stage to a standing committee of the Legislative Assembly for public meetings to be held with not less than seven days’ notice.

Budget 2021 was introduced on April 7, 2021, which builds on Manitoba’s Speech from the Throne, and the five guaranteed commitments to protect Manitobans at a time of need: protecting health care and vulnerable Manitobans, protecting jobs by restarting our economy, protecting incomes by reducing taxes, and protecting Manitoba’s financial, environmental, and energy futures.

Budget 2021 forecasts a deficit of $1.16 billion for fiscal year 2021/22 and includes $1.18 billion in COVID-19 response and contingencies funding that can be utilized for the public health and economic recovery response. The additional spending will be targeted to COVID-19 public health requirements, notably the vaccine deployment effort, and more personal protective equipment (PPE) and related materials.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2021/22, as set forth in the original budget tabled in April 2021:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$1,190
Manitoba Hydro	714
General Government Capital Investments	401
Other Self-Sustaining Programs	415
New Cash Requirements:
Manitoba Hydro	550
General Government Programs	1,444
General Government Capital Investments	466
Other Self-Sustaining Programs	492

Total Provincial Financing Requirement	$5,672

In the fiscal year 2021, the Province recorded a net loss of $2,117 million, which was $1,897 million worse than anticipated by the restated fiscal 2021 budget. The total summary revenue was $17,819 million, $82 million higher than the restated fiscal 2021 budget estimate of $17,737 million. Summary expenses were $19,936 million, an increase of $1,979 million from the restated fiscal 2021 budget estimate of $17,957 million. The following discussion of Summary Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, as reflected in the original budget tabled in April 2021.

Summary Government Revenue

Provincial Source Revenues. The Province expected to derive $12,198 million, or approximately 68% of the Province’s total summary revenue, from Provincial sources in Fiscal Year 2021/22. This compares to $11,886 million, or approximately 67%, from Provincial sources in the previous fiscal year.

Reflecting the COVID-19 pandemic, revenue estimates for Fiscal Year 2021/22 are being revised in the 2021/22 Second Quarter Report. Preliminary analysis reveals substantial upward revision of revenues for income taxes and general own source revenues relative to budget estimates.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces. Changes to Federal tax rates, particularly as to personal and corporate income tax, and related tax planning by taxpayers can impact the Province’s tax receipts from year to year.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with three brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue for the fiscal year ending March 31, 2022 was budgeted at $3,919 million, up from $3,657 million received in fiscal 2020/21.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses, with active business income of less than $500,000, is 0.0%. The general business tax rate is 12.0%. Corporate income tax revenue for the fiscal year ending March 31, 2022 was budgeted at $536 million, down from $542 million received in fiscal 2020/21.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and all prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2022 was budgeted at $2,274 million, up from $2,208 million received in the previous fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2022, the revenues from gasoline and motive fuel taxes were budgeted at $314 million, slightly up from $299 million received in the previous fiscal year.

There is also a tobacco tax of 30.0¢ per cigarette and 45.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2022 was budgeted at $198 million, the same estimate with the amount received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.5 million are exempt and those with payrolls between $1.5 million and $3.0 million are subject to reduced rates. The tax rate on taxable payroll greater than $3.0 million is 2.15%. For the fiscal year ending March 31, 2022, the levy was budgeted at $371 million, slightly more than $370 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada were budgeted to provide $5,640 million, or approximately 32%, of the Province’s total summary revenue in the fiscal year ending March 31, 2022. This compares to $5,936 million, or approximately 33%, received in the previous fiscal year.

The economic downturn resulting from the COVID-19 pandemic adversely affected Manitoba’s financial results in 2020/21, with provincial own-source revenues down $566 million compared to the prior year. The revenue shortfall was offset by $730 million in one-time COVID-19-related transfers from the Government of Canada. As a result, total summary revenues compared to the Budget 2020 forecast were $82 million higher than expected. Additional COVID-19 related transfers from the Government of Canada are not expected in 2021/22.

For 2021/22, unconditional transfers from the Government of Canada, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are budgeted to account for $4,839 million, or approximately 27% of total provincial summary revenue. This compares to $4,575 million, or 26%, received in the previous fiscal year.

Cost-shared and other transfers, budgeted at $801 million for the year ending March 31, 2022, includes conditional funding for cost-shared social and economic development programs and accounts for the remainder of the federal Government transfers to Manitoba (up from $631 million in the prior fiscal year).

Equalization and the CHT and CST (the “major transfers”) are authorized by the Federal-Provincial Fiscal Arrangements Act (Canada) (Fiscal Arrangement Act).

Equalization is the Government of Canada’s transfer program for addressing differences in revenue-raising capacity among Provinces. Formula-driven, the program calculates on a per capita basis how much revenue each Province could raise at typical levels of taxation. Any shortfall relative to the national revenue-raising standard is paid out in Equalization payments. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $2,719 million in Equalization revenue in the fiscal year ending March 31, 2022, up from $2,510 million received in the prior fiscal year.

The Equalization Program grows in line with Canada’s economy as measured by a three-year moving average of national, nominal Gross Domestic Product (GDP) growth.

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT funding will reach $43.1 billion in 2021/22. Allocated on an equal per capita basis, the CHT grows in line with a three-year moving average of national, nominal GDP growth, with funding guaranteed to increase by at least 3% per year. The Province budgeted $1,560 million in CHT revenue in 2021/22, up from $1,520 million received in the previous fiscal year.

The Province is projected to receive $55 million in targeted Government of Canada funding for home care and mental health services in 2021/22, up from about $46 million in 2020/21. Manitoba will receive $400 million over 10 years in targeted home care and mental health funding, its per capita share of an $11 billion national fund announced in federal Budget 2017.

The CST is a Government of Canada block transfer to Provinces and Territories in support of post-secondary education, social assistance and social services, including early childhood development and childcare. It is allocated on an equal per capita basis and includes a 3% automatic annual escalator. The Province budgeted $560 million in CST revenue in 2021/22, up from $545 million received in the previous fiscal year.

The Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue.

Summary Government Expenses

Health, Seniors and Active Living. For the fiscal year ending March 31, 2022, expenditure for Health, Seniors and Active Living was budgeted at $7,228 million, down from $7,411 million expensed in fiscal 2021 and an increase of 5.7% over the prior year’s budget. This is the largest single expense category and represents 37.2% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions. In the 2021/22 First Quarter Report, the revised expense for Health, Seniors and Active Living is forecasted to be $7,285 million.

Education. Education expenditure for the fiscal year ending March 31, 2022 was budgeted at $4,692 million, up from $4,454 million expenses in fiscal 2021 and an increase of 4.2% over the prior year’s budget, representing 24.1% of Manitoba’s total budgeted Expenditure Estimate. The majority of this expense provides direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province. In the 2021/22 First Quarter Report, the revised expense for Education is forecasted to be $4,710 million.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 11.3% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2022, expenditure for Families was budgeted at $2,202 million, an increase of 1.0% over the prior year’s budget and an increase from $2,194 million expensed in fiscal 2021. In the 2021/22 First Quarter Report, the revised expense for Families is forecasted to be $2,318 million.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development was budgeted at $1,892 million for the fiscal year ending March 31, 2022, a decrease of 0.6% over the prior year’s budget and a decrease from fiscal 2021 expenses amount of $2,465 million. This represents 9.7% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Agriculture and Resource Development, amounting to $596 million. Expenditure for Provincial assistance to municipal governments was budgeted at $426 million for the fiscal year ending March 31, 2022 and includes funding to support the delivery of municipal services and infrastructure renewals, and grants in lieu of taxes to municipalities. In the 2021/22 First Quarter Report, the revised expense for Community, Economic and Resource Development is forecasted to be $2,029 million.

Justice and Other Expenditures. Expenditure for Justice and Other Expenditures were budgeted at $2,427 million, down from the expensed amount of $2,443 million in fiscal 2021. This category represents 12.5% of the Province’s total budgeted Expenditure Estimate. In the 2021/22 First Quarter Report, the revised expense for Justice and Other Expenditures is forecasted to be $2,396 million.

The Province also provides property and income tax credits that are expensed in department appropriations and cost-of-living tax credits to residents of Manitoba. These credits were budgeted at $293.5 million for the fiscal year ending March 31, 2022.

Debt Servicing. The cost of servicing total direct public borrowings after deducting investment earnings and interest recovery on departments’ capital asset purchases was budgeted at $813.2 million for fiscal 2021, down from $822.4 million in fiscal 2021. For the fiscal year ending March 31, 2022, the gross interest expense for the Province’s direct funded borrowings was estimated to be $1,830.6 million, which was reduced by $26.3 million of interest income, $1,271.9 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $5.3 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases. In the 2021/22 First Quarter Report, Debt Servicing is forecasted to decrease by $4 million from $994 million to $990 million.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (GBEs)

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Some Crown organizations, such as Manitoba Hydro, are intended to operate on a commercial basis, rather than be subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis, with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2021, was $364.5 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $27.9 billion.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2017 through 2021 and the allowance for losses on realizations of assets as at March 31, 2021:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES(1)

	As at March 31,

	2017	2018	2019	2020	2021	2021 Valuation Allowance

	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$16,340,571	$19,109,182	$21,500,848	$23,077,368	$23,936,073	$—
The Manitoba Housing and Renewal Corporation	1,009,116	1,013,780	932,886	922,405	905,645	183,699
University of Manitoba	530,299	528,166	537,764	534,344	534,246	136,809
The Manitoba Agricultural Services Corporation	669,074	773,528	870,870	951,478	925,459	17,113
Manitoba Liquor & Lotteries Corporation	420,599	395,843	400,200	380,861	356,861	—
University of Winnipeg	138,666	135,602	133,013	129,840	126,911	—
Manitoba Development Corporation	76,947	68,015	59,956	53,274	47,886	20,415
Other (3)	615,196	713,590	800,053	918,368	1,112,005	6,509

Total	$19,800,469	$22,737,706	$25,235,591	$26,967,938	$27,945,086	$364,545

(1)

Crown organizations also have debt not guaranteed by the Province, which consists of $58.1 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $61.0 million held by various First Nations Bands and $0.26 million of assumed mortgages on existing properties.

(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post-secondary education institutions.

Manitoba Hydro’s objective is to provide for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2021, MHRC had total assets of $1,057.5 million, represented by $74.0 million of projects under construction, $660.7 million of buildings and improvements, owned land held for development and/or sale having a book value of $17.2 million, loans and mortgages receivable of $71.4 million and other assets of $204.8 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2021, MASC had total assets of $1,221.7 million, of which $888.0 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2021, MASC’s operating income was $0.8 million, after contributions to its insurance trust funds of $5.2 million and Provincial operating grants of $95.7 million. As at March 31, 2021, the accumulated surplus of MASC was $249.5 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, in each case promptly when due, in the currency in which, and country where, payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2017 through 2021.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,

	2017	2018	2019	2020	2021

	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (2)	$31,479,249	$32,886,773	$36,491,254	$37,243,395	$41,564,604
Issues hedged to Canadian Dollars	10,285,429	11,788,097	12,318,554	13,014,227	11,962,422
U.S. Dollars	932,540	780,087	400,890	425,610	377,250
Issues hedged to U.S. Dollars	$666,100	$644,700	$1,075,722	$1,064,025	$628,750

Total Direct Funded Borrowings	43,363,318	46,099,657	50,286,420	51,747,257	54,533,026
Less: Sinking Funds	(1,622,411)	(1,372,049)	(1,132,350)	(1,153,031)	(1,109,977)

Net Direct Funded Borrowings	$41,740,907	$44,727,608	$49,154,070	$50,594,226	$53,423,049

Raised for the purpose of:
General Government Programs (3)	$20,269,628	$20,165,947	$21,575,300	$21,531,161	$23,570,926
The Manitoba Hydro-Electric Board	16,340,570	19,109,181	21,500,847	23,077,367	23,936,072
Other Self-Sustaining	5,130,709	5,452,480	6,077,923	5,985,699	5,916,052
Loans Payable to GBEs and Other	0	0	0	0	0

Net Direct Funded Borrowings	$41,740,907	$44,727,608	$49,154,070	$50,594,227	$53,423,050

(1)

Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2)

Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2021, the total amount of such securities was $477 million (2020—$477 million).

(3)

Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2021, the Province issued funded borrowings of $3,400 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2017 through 2021.

GUARANTEED BORROWINGS

	As at March 31,

	2017	2018	2019	2020	2021

	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$90,543	$115,810	$61,186	$61,129	$61,121

Issued by:
Manitoba Hydro	$88,043	$115,810	$61,186	$61,129	$61,121
Other	2,500	—	—	—	—
Net Guaranteed Borrowings (1)	$90,543	$115,810	$61,186	$61,129	$61,121

(1)	The table does not include guarantees of the Province totaling $46.6 million as at March 31, 2021.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2021:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities

	(In millions of dollars)
Short-Term Borrowings (4)	$2,025	$—	$2,025	$—	$2,025
2022 (4)	2,481	377	2,858	279	2,579
2023	2,529	189	2,717	30	2,688
2024	2,788	440	3,228	60	3,168
2025	3,473	—	3,473	54	3,418
2026	3,965	—	3,965	56	3,909

	17,260	1,006	18,266	479	17,787
2027-2031	11,796	—	11,796	270	11,526
2032-2041	7,455	—	7,455	113	7,342
2042-2071	16,466	—	16,466	248	16,219
2072-2122	600		600
2022-2031 Health Care Facilities	10	—	10	—	10

	$53,588	$1,006	$54,594	$1,110	$53,484

(1)	The table does not include guarantees of the Province totaling $46.6 million as at March 31, 2021.
(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.006 billion) are stated at the Canadian dollar equivalent as at March 31, 2021.
(4)

Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2022 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2021, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2021 amounted to $3,331.2 million, including $1,470.1 million of accounts payable, $174.0 million of accrued interest and $1,687.1 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $3,404.3 million, represented by $654.8 million of March 2021 tax revenue receivables, $552.5 million of other receivables, $16.4 million of interest receivable, $531.9 million of accounts receivable from the Federal and other governments and $1,953.4 million in cash and equivalents, less a valuation allowance of $304.8 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2017 through 2021.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,

	2017	2018	2019	2020	2021

	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$21,892	$21,538	$22,708	$22,684	$24,681
Less Sinking Funds	(1,622)	(1,372)	(1,132)	(1,153)	(1,110)

Net General Government Programs	20,270	20,166	21,575	21,531	23,571

Manitoba Hydro	16,494	19,290	21,623	23,199	24,119
Less Sinking Funds	—	—	—	—	—

Net Manitoba Hydro	16,494	19,290	21,623	23,199	24,119

Other Crown Organizations, Public Sector Entities and Loans Payable	7,294	7,578	8,303	8,255	8,193
Less Sinking Funds	(66)	(67)	(82)	(99)	(118)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	7,228	7,510	8,220	8,156	8,078

Net Public Sector Debt	$43,992	$46,966	$51,419	$52,887	$55,768

Consisting of:
Direct Debt of the Province(1)	$40,771	$43,301	$47,406	$48,606	$51,197
Guaranteed Debt of the Province(1)	91	116	61	61	61
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	4,818	4,989	5,166	5,472	5,677

Total Public Sector Debt	45,680	48,406	52,633	54,139	56,935
Less: Accumulated Sinking Funds	(1,688)	(1,440)	(1,214)	(1,252)	(1,228)

Net Public Sector Debt	$43,992	$46,966	$51,419	$52,887	$55,707

(1)

U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March  31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2017 through 2021, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,

	2017	2018	2019	2020	2021

	(In millions of dollars, unless in per capita)
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector	$43,992	$46,966	$51,419	$52,887	$55,707
Per Capita	33,479	34,662	38,004	38,603	40,338
As a Percent of Primary Household Income	100.9%	102.8%	110.8%	111.5%	118.8%
As a Percent of Nominal Gross Domestic Product	65.4%	65.9%	70.4%	71.6%	78.2%
Total Net Direct Funded Borrowings of the Province	$41,741	$44,728	$49,154	$50,594	$53,423
Per Capita	31,766	33,009	36,330	36,930	38,684
As a Percent of Primary Household Income	95.8%	97.9%	105.9%	106.7%	113.9%
As a Percent of Nominal Gross Domestic Product	62.0%	62.7%	67.3%	68.5%	75.0%
Net Borrowings Issued for General Government Programs	$20,270	$20,166	$21,575	$21,531	$23,571
Per Capita	15,426	14,883	15,946	15,716	17,068
As a Percent of Primary Household Income	46.5%	44.1%	46.5%	45.4%	50.3%
As a Percent of Nominal Gross Domestic Product	30.1%	28.3%	29.5%	29.2%	33.1%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,

	2017	2018	2019	2020	2021

	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$10,769	$10,224	$11,361	$11,548	$12,958

Liabilities:
Borrowings (2)	27,397	27,350	29,166	29,272	31,339
Accounts payable, accrued charges, provisions and unearned revenue	4,091	4,618	4,376	4,399	5,751
Pension liability	2,557	2,726	2,914	3,097	3,292

Total Liabilities	34,045	34,694	36,456	36,768	40,382

Summary Net Debt	$23,276	$24,470	$25,095	$25,220	$27,424

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	34.6%	34.4%	34.5%	33.7%	38.5%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by Manitoba Hydro.

Pension Liability

The Province participates in various pension plans. The two primary plans in which the Province directly participates are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Province is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets, which are set aside by the Province in irrevocable trusts.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division and School District of Mystery Lake Pension Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this Plan of $198 million (2020 — $198 million). At December 31, 2020, this Plan had an excess of net assets available for benefits over pension obligations of $1,345 million (December 31, 2019 — $991 million).

As at March 31, 2021, the Province’s total gross pension obligation for all these Plans (except health) was $10,361 million (2020 — $10,095 million) or $3,292 million net of plan assets (2020 — $3,097 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2019. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $3,332 million on an indexed basis as at March 31, 2021 (2020 — $3,295 million) or at $1,060 million net of plan assets as at March 31, 2021 (2020 — $1,010 million).

An actuarial report for TRAF was completed as of January 1, 2018 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $4,554 million on an indexed basis at March 31, 2021 (2020 — $4,412 million) or $2,024 million net of plan assets at March 31, 2021 (2020 — $1,901 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,475 million on an indexed basis at March 31, 2021 (2020 — $2,388 million) or at $208 million net of plan assets at March 31, 2021 (2020 — $186 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,

	2020	2021

	(In millions of dollars)
Civil Service Superannuation Fund	$1,010	$1,060
Teachers’ Retirement Allowances Fund	1,901	2,024
Other Pension Plans	186	208

Pension Liability (1)	$3,097	$3,292

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2008 to 2021 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2021, Manitoba Hydro and its subsidiaries had a net pension liability of $737 million (2020 — $745 million), which consisted of an accrued benefit obligation of $1,995 million (2020 — $1,884 million) and pension assets of $1,258 million (2020 — $1,139 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and to allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Strategy 2040, approved by the Manitoba Hydro Board of Directors in January 2021, aligns the organization around a cohesive, sustainable, long term strategy, considering the diverse views of its many stakeholders and the rapidly changing energy industry.

Manitoba Hydro currently provides electricity to approximately 601,000 customers and natural gas service to approximately 291,000 customers within the Province. In addition, Manitoba Hydro currently has approximately 26 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2021, Manitoba Hydro’s total generating capability was 5,608 megawatts. Of this generating capability, hydro-electric stations represented 93.3%, thermal-electric stations represented 6.5% and diesel-electric stations represented 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system. As of August 1, 2018, the use of the coal thermal-electric station has been discontinued.

For the fiscal year ended March 31, 2021, 95.9% of the total energy supply of 36.7 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.1%, by imports was 1.4% and by wind purchase was 2.6%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2021 was $119 million, compared to $99 million in the previous fiscal year. Net income increased by $20 million, primarily as a result of higher extraprovincial revenues due to new firm dependable sales contracts made possible by the construction of the Keeyask Generating Station, partially offset by lower spot market prices. This increase in net income was partially offset by costs associated with the in-service of the 500 kV transmission interconnection to the U.S., as well as higher operating and administrative expenses due to an increase in employee benefit costs. Manitoba Hydro’s debt/equity ratio was 86:14 at March 31, 2021.

Electricity

As at March 31, 2021, Manitoba Hydro owned and operated 16 hydro-electric generating stations having a total installed electric generating capability of 5,234 megawatts, including six stations with a total capability of 3,992 megawatts located on the Nelson River. Of the 16 generating stations, 15 are fully in service, while Keeyask Generating Station has 4 of its 7 units online. When complete, Keeyask Generating Station will add 695 megawatts to the total installed electric generating capability. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 363 megawatts and four isolated diesel sites having an installed capacity of 11 megawatts.

As at March 31, 2021, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 14,271 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 125,000 kilowatts and a firm import transfer capability of 25,000 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 400,000 kilowatts and a firm import transfer capability of 145,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 3,058,000 kilowatts and a firm import transfer capability of 1,475,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2021, Manitoba Hydro sold a total of 32.6 billion kilowatt-hours of electricity, representing an increase of 3.1% from the fiscal year ended March 31, 2020. Manitoba sales volumes decreased due to unfavorable weather in the form of a warmer heating season, partially offset by a warmer cooling season, as well as lower domestic usage due to the impact of COVID-19 on commercial and major customers. Extraprovincial sales volumes increased 13.3% due to new firm dependable sales contracts made possible by the construction of the Keeyask Generating Station.

Manitoba has experienced record low precipitation from the fall of 2020 through to this fall of 2021. As a result, water inflows from southern portions of the watershed supplying Manitoba Hydro’s generating stations are well below normal – the lowest in over 40 years at some locations. The impact of the below-average water flows and storage levels will result in a significant impact on net export revenues. While some uncertainty remains, the continued drought will have a substantial impact on Manitoba Hydro’s operating results for 2021/22.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 291,000 customers that are located in over 132 communities throughout southern Manitoba. Centra Gas owns a network of transmission (2,032 kilometers) and distribution (8,517 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2021, Centra Gas had total gas deliveries of 72.7 billion cubic feet, a decrease of 4.1% from the prior year due to the impact of warmer weather and lower customer usage, which was partially offset by customer growth.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and were last increased by 2.9% effective December 1, 2020. On September 22, 2021, the Department of Crown Services issued a directive to Manitoba Hydro respecting the requirements and parameters for submission of a rate application to the Public Utilities Board for 2021/22 and future years. In accordance with that directive, Manitoba Hydro anticipates filing a rate application with the PUB in later 2021 to address the impacts created by current drought conditions.

Manitoba Hydro’s natural gas subsidiary, Centra Gas Manitoba Inc. (Centra), files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra also offers a fixed rate service for primary natural gas supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years. Natural gas revenues include the federal carbon charge (FCC), which came into effect on April 1, 2019. The FCC is collected from customers based on the volume of gas consumed and is remitted to the Federal government. The FCC has no impact on net income.

Strategy 2040, intrinsically linked with the developing Provincial Energy Policy, will provide strategic direction for Manitoba Hydro as well as a long term financial plan, which will inform the rate-making process.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2017		2018		2019		2020		2021
Electricity
Installed Generating Capability (in megawatts)	5,679		5,648		5,561		5,615		5,608
Manitoba Firm Peak Demand (in megawatts)	4,801		4,735		4,911		4,692		4,888
Energy Supply (in millions of kilowatt-hours)
Generated	36,448		34,627		30,943		34,557		35,205
Purchased (scheduled energy)	1,082		1,457		1,728		1,005		1,447

Total	37,530		36,084		32,671		35,562		36,652

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	21,960		22,505		22,770		22,002		21,701
Extraprovincial (scheduled energy deliveries)	11,271		9,448		6,267		9,629		10,908

Total	33,231		31,953		29,037		31,631		32,609

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,418,778		$1,464,395		$1,706,983		$1,702,135		$1,714,451
Extraprovincial	460,049		436,884		430,214		468,273		610,940

Total	$1,878,827		$1,901,279		$2,137,197		$2,170,408		$2,325,391

Number of Customers	573,438		580,262		586,795		593,490		600,991
Average Revenue per kilowatt-hour
Manitoba	6.46	¢	6.51	¢	7.50	¢	7.74	¢	7.90	¢
Extraprovincial	4.08	¢	4.62	¢	6.86	¢	4.86	¢	5.60	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.85	¢	4.13	¢	4.57	¢	4.09	¢	4.40	¢
Natural Gas
Gas Deliveries (in billions of cubic feet)	70.1		72.3		78.7		75.8		72.7

Number of Customers	279,268		281,990		284,996		287,714		290,502
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$172,140		$173,942		$184,612		$164,746		$165,346
Commercial/Industrial	165,327		165,055		177,461		161,956		163,573
Transportation	4,830		3,948		3,668		4,331		5,285
Federal Carbon Charge	—		—		—		57,448		82,119
Other	2,316		2,380		2,523		2,463		2,628

Total	$344,613		$345,325		$368,264		$390,943		$418,952

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major New Generation and Transmission, which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities and demand side management programs during the four-year period ended March 31, 2021 and the estimated capital expenditures and demand side management programs during the five-year period ending March 31, 2026.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2018	2019	2020	2021	2022	2023	2024-2026
Electricity
Major New Generation & Transmission	$2,463,045	$1,598,517	$1,452,546	$793,218	$719,794	$292,307	$8,010
Generation Upgrades	88,878	93,400	84,037	108,143	109,242	130,000	402,613
Transmission & Stations	106,865	100,923	131,451	122,540	140,000	140,000	402,613
Distribution & Other	265,272	271,474	329,402	251,108	277,000	277,000	987,926
Natural Gas
Distribution & Other	36,864	40,432	43,387	36,571	43,578	42,580	124,240
Demand Side Management	74,666	75,825	60,186	34,945	77,130	78,145	243,858

Total	$3,035,590	$2,180,571	$2,101,009	$1,346,525	$1,365,743	$960,032	$2,169,260

Major New Generation and Transmission capital expenditures for the five-year period to March 31, 2026 are projected to be approximately $1 billion, primarily for the Keeyask Project. Also included are project completion costs in 2021/22 for the Bipole III Transmission Reliability Project, the Manitoba-Minnesota Transmission Project (MMTP) and the Birtle Transmission Project. The Bipole III Transmission Reliability and Keeyask Generation projects are required in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. This plan also includes a new 500 kV interconnection to the U.S. and a new 230 kV interconnection to Saskatchewan, which are required to provide additional transmission capacity to accommodate new long-term power sale and purchase agreements to provide increased market access and for reliability purposes during times of drought or system emergency. Manitoba Hydro’s development plan includes Efficiency Manitoba’s demand side management (DSM) options with a forecast to realize electricity savings of 352 MW and 1,404 GWh, natural gas savings of 68 million cubic meters, and combined global greenhouse gas emission reductions of 1.1 million tonnes over the five-year period ending 2025/26.

The 695-megawatt Keeyask Generating Station is being constructed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership.

All major concrete placements are complete as of March 2021, with the final concrete placement in the Spillway. Accordingly, the batch plant has been decommissioned. All that remains is patchwork and concrete finishing. All permanent earthwork structures were completed in 2020. Earthworks focus now is on site remediation and close out. The current focus of work at site is the installation of electrical and mechanical systems to support the units. As the onsite workforce is much smaller with the focus now on unit installation and commissioning, demobilization of the site and camp is under way.

Unit commissioning started in the fall of 2020. A technical issue delayed the commissioning until a resolution was developed, which will apply to all subsequent units. Even with the technical issue, the first unit went online February 16, 2021, six months ahead of the control schedule of August 2021. The second, third and fourth units were brought online in April, June and September 2021. The fifth unit was turned over for commissioning in July 2021. The team remains six months ahead of the control schedule.

COVID-19 and a 10-day blockade of the project site in May 2020 impacted the construction schedule and the ability to begin commissioning in a timely manner. Numerous mitigating efforts have been deployed and have been very successful to partially limit costs and schedule impacts. Despite these impacts, strong performance over the last number of years has allowed Manitoba Hydro to remain on track to meet its control budget of $8.7 billion. COVID-19 will continue to have an impact on the cost and schedule outcomes of the Keeyask Project. The project is in a new “steady state” based on the COVID situation today, but this could change if the COVID situation worsens. Manitoba Hydro remains focused on completing the Keeyask Project as early as possible and at the least possible cost. This includes mitigating all COVID risks to the extent possible.

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 213 km 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. The MMTP project received approval from federal and provincial regulatory authorities and construction commenced in August 2019 and was completed on schedule and placed in-service on June 1, 2020. The GNTL connects with the MMTP at the Canada–US border near Roseau, Minnesota and runs approximately 360 kilometers south east to the new Iron Range 500-230 kV substation near Grand Rapids, Minnesota. The projected total cost of the MMTP is within the $490 million control budget and $537 million for Manitoba Hydro’s subsidiary portion of the GNTL project. Additionally, Manitoba Hydro estimates that it will pay approximately $252 million (2021 present value) over 20 years in projected scheduling fees associated with the GNTL to Minnesota Power during the remaining term of the Minnesota Power 133 MW Energy Sale Agreement.

The Birtle Transmission Line project was developed as a requirement of the 100 MW System Power Sale to SaskPower that commenced in June 2020. The Birtle Transmission Line is a 46 km, 230 kV line which connects the Manitoba grid at Birtle, Manitoba to the Saskatchewan grid at the border. Manitoba Hydro received the Environment Act License for the project in January 2020. The transmission line project, which commenced construction in July 2020, went into service in March 2021 and spending is anticipated to be under the control budget of $69 million.

Bipole III is a new high voltage direct current (HVDC) transmission project completed in 2018, built to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to load in the south. The 1,384 kilometer Bipole III route originates at the Keewatinohk Converter Station near Gillam, travels south and west of Lakes Winnipegosis and Manitoba, and terminates at the Riel Converter Station on the east side of Winnipeg. The project went into service on July 4, 2018 and is projected to be completed within a control budget of $4.62 billion.

Sustaining capital expenditures, excluding Major New Generation and Transmission, total approximately $3.1 billion over the five-year forecast period to 2025/26. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the Province. Manitoba Hydro targets to have internally generated funds fund the majority of these sustaining capital expenditures.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Interconnected Capability
		(in megawatts)
Jenpeg	Nelson	87
Keeyask (1)	Nelson	0
Kelsey	Nelson	285
Kettle	Nelson	1,220
Long Spruce	Nelson	1,000
Limestone	Nelson	1,400
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	139
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	166
Slave Falls	Winnipeg	66
Pointe Du Bois	Winnipeg	34
Grand Rapids	Saskatchewan	480
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	210

Total Hydraulic Capability		5,234
Brandon & Selkirk Thermal		363

Total Integrated System Capability		5,597

(1)

Of the 16 generating stations above 15 are fully in service while Keeyask Generating Station has 4 of its 7 units online with another unit sent for commissioning adding in total 695 megawatts to the integrated system excluding impacts on adjacent generating stations.

POTENTIAL GENERATING STATIONS (2)

Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Notigi	Burntwood	120
Bonald	Churchill	110
Early Morning	Burntwood	80

(2)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis with numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordinating Agreement with Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of MISO. From its headquarters in central Indiana, MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 198,000 megawatts of generation capacity and over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term
Northern States Power Company:
350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
125 MW System Power Sale	May 1, 2021 – April 30, 2025
1 MW on-peak/0.5 MW off-peak Financial Swap	January 1, 2017 – December 31, 2021
11 MW Financial Swap	January 1, 2022 – December 31, 2027
Great River Energy:
200 MW Diversity Exchange	November 1, 2014 – April 30, 2030
Minnesota Power:
3.3 TWh Non-Firm Energy Sale	May 1, 2011 – April 30, 2022
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040
Minnesota Municipal Power Agency:
65 MW to 105 MW Capacity Sale	June 1, 2020 – May 31, 2030
Wisconsin Public Service Corporation:
100 MW System Power Sale	June 1, 2021 – May 31, 2027
100 MW Energy Sale	June 1, 2027 – May 31, 2029
Saskatchewan Power Corporation:
25 MW System Power Sale	November 1, 2015 – May 31, 2022
100 MW System Power Sale	June 1, 2020 – May 31, 2040
215 MW System Power Sale	June 1, 2022 – May 31, 2052
Basin Electric Power Cooperative:
50 MW to 80 MW Capacity Sale	June 1, 2023 – May 31, 2028
Dairyland Power Cooperative:
50 MW Diversity Exchange	June 1, 2022 – May 31, 2027
Independent Electricity System Operator:
Capacity Option	September 1, 2021 – October 31, 2021

Definitions:

Capacity: Zonal Resource Credit (ZRC) or Unforced Capacity (UCAP).

Diversity Exchange: seasonal swap of capacity.

Energy Sale: long-term energy sale contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: a contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon price node.

(S): summer season.

System Power Sale: annual sales of both capacity and firm energy.

UCAP: unforced capacity.

(W): winter season.

ZRC: annual capacity sale. It is a zonal resource capacity product sold in the MISO market.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021
	Restated
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$2,267	$2,542
Temporary investments	561	888
Amounts receivable	1,857	1,901
Inventories for resale	30	25
Portfolio investments	1,798	2,162
Loans and advances	1,604	1,591
Equity in government business enterprises	3,411	3,829
Equity in government business partnerships	20	20

TOTAL FINANCIAL ASSETS	$11,548	$12,958

LIABILITIES
Borrowings	29,272	31,339
Accounts payable, accrued charges, provisions and unearned revenue	4,399	5,751
Pension liability	3,097	3,292

TOTAL LIABILITIES	36,768	40,382

NET DEBT	(25,220)	(27,424)

NON-FINANCIAL ASSETS
Inventories held for use	79	190
Prepaid expense	76	81
Tangible capital assets	14,041	14,255

	14,196	14,526

ACCUMULATED DEFICIT	$(11,024)	$(12,898)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021
	Restated
	(In millions of dollars)
REVENUE
Income taxes:
Corporation income tax	$612	$542
Individual income tax	3,903	3,657
Other taxes:
Corporation taxes	307	341
Fuel taxes	338	299
Land transfer tax	93	109
Levy for health and education	385	370
Retail sales tax	2,262	2,208
Tobacco tax	220	198
Other taxes	13	9
Education property tax	874	895
Fees and other revenue	2,465	2,332
Federal transfers:
Equalization	2,255	2,510
Canada Health Transfers	1,490	1,520
Canada Social Transfers	532	545
Canada COVID-19 Transfers	0	730
Shared cost and other	602	631
Net income from government business enterprises	913	600
Sinking funds and other investment earnings	377	323

TOTAL REVENUE	17,641	17,819

EXPENSES
Legislative Assembly	53	47
Executive Council	5	6
Advanced Education, Skills, and Immigration	1,443	1,453
Agriculture and Resource Development	534	468
Central Services	191	580
Civil Service Commission	25	27
Conservation & Climate	138	386
Crown Services	2	4
Economic Development and Jobs	191	315
Education	2,939	3,001
Families	2,164	2,194
Finance	104	512
Health and Seniors Care	6,544	7,060
Indigenous and Northern Relations	28	31
Infrastructure	528	483
Justice	697	783
Legislative and Public Affairs	1	3
Mental Health, Wellness and Recovery	332	351
Municipal Relations	412	782
Sport, Culture and Heritage	150	123
Tax Credits	57	52
Enabling Appropriations	21	25
Emergency and Other Appropriations	40	281
Debt Servicing	1,037	969

TOTAL EXPENSES	17,636	19,936

NET INCOME (LOSS) FOR THE YEAR	$5	$(2,117)

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021
	Restated
	(In millions of dollars)
Opening accumulated deficit, as previously reported	$(11,156)	$(11,082)
Prior Year Restatement (Note 1)	58	58

Opening accumulated deficit, as restated	(11,098)	(11,024)
Other comprehensive income (loss)	69	243
Net loss for the year	5	(2,117)

Closing accumulated deficit	$(11,024)	$(12,898)

Note 1:

Effective for fiscal years beginning on or after January 1, 2009, local governments were required to record their tangible capital assets in their financial statements. An analysis of unincorporated communities’ tangible capital assets was recently concluded and effective April 1, 2019, the Government has made an adjustment to record these tangible capital assets in these financial statements. The adjustment decreased the opening net accumulated deficit at April 1, 2020 by $58 million (2019 - $58 million). Amortization charges for the year ended March 31, 2020 were nil.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021

	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net income / (loss) for the year	$5	$(2,117)
Changes in non-cash items:
Temporary investments	24	(327)
Amounts receivable	—	(111)
Valuation allowance	34	62
Inventories	4	(106)
Prepaids	(4)	(5)
Accounts payable, accrued charges, provisions and deferrals	23	1,352
Pension liability	183	195
Amortization of foreign currency fluctuation	4	—
Amortization of debt discount	5	(10)
Unamortized losses on derivative contracts	12	167
Loss on disposal of tangible capital assets	93	64
Amortization of tangible capital assets	745	783

	1,128	(53)
Other comprehensive income (loss)	69	243
Changes in equity in GBEs and GBPs	(376)	(418)

Cash provided by operating activities	821	(228)

Capital Activities
Acquisition of tangible capital assets	(1,025)	(1,061)

Cash used in capital activities	(1,025)	(1,061)

Investing activities
Investments purchased	(3,691)	(3,723)
Investments sold or matured	2,054	2,340

Cash used in investing activities	(1,637)	(1,383)

Financing activities
Debt issued	4,713	6,981
Debt redeemed	(3,325)	(4,034)

Cash provided by financing activities	1,388	2,947

Increase in cash and cash equivalents	(453)	275
Cash and cash equivalents, beginning of year	2,720	2,267

Cash and cash equivalents, end of year	$2,267	$2,542

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2021 (2)

(with comparative figures for 2020)

	Utilities	Insurance	Finance	Total 2021	Total 2020

	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,845	$1,593	$1,270	$5,708	$5,872

Expenses:
Operations	1,880	1,537	832	4,249	4,107
Debt servicing	846	—	13	859	852

Total Expenses	2,726	1,537	845	5,108	4,959

Net Income	119	56	425	600	913
Other comprehensive income (loss)	187	56	—	243	69

Total comprehensive income (loss)	306	112	425	843	982
Transfers to the Government	—	—	(425)	(425)	(606)

Net increase in equity in government business enterprises	$306	$112	$—	$418	$376

(1)	Government business enterprises consist of the following as at March 31, 2021:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

Finance:

The Manitoba Liquor and Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2021

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
GO	05-Sept-21	2016	1.55	1,200,000	(1)
FV	01-Dec-21	2011	3.85	600,000	(1)
GF	02-Jun-23	2013	2.55	3,050,000	(1)
GH	02-Jun-24	2014	3.30	900,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GJ	02-Jun-25	2015	2.45	2,950,000	(1)
GN	02-Jun-26	2016	2.55	1,900,000	(1)
GS	02-Jun-27	2017	2.60	1,500,000	(1)
GU	02-Jun-28	2018	3.00	1,450,000	(1)
GW	02-Jun-29	2019	2.75	1,300,000	(1)
GY	02-Jun-30	2020	2.05	1,300,000	(1)
CL	05-Mar-31	1991	10.50	599,945	(1)
HA	05-Jun-31	2021	2.05	600,000	(1)
FA	05-Mar-37	2004	5.70	700,000	(1)
PB	05-Mar-38	2007	4.60	950,000	(1)
FK	05-Mar-40	2008	4.65	800,000	(1)
FR	05-Mar-41	2010	4.10	1,300,000	(1)
FT	05-Mar-42	2011	4.40	400,000	(1)
GA	05-Mar-43	2012	3.35	550,000	(1)
GG	05-Sept-45	2013	4.05	1,500,000	(1)
GK	05-Sept-46	2015	2.85	1,950,000	(1)
GR	05-Sept-48	2017	3.40	2,100,000	(1)
FN	05-Mar-50	2009	4.70	350,000	(1)
GV	05-Mar-50	2018	3.20	2,550,000	(1)
GZ	05-Sep-52	2020	2.05	900,000	(1)

Total Debenture Loans				31,699,945

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)

Medium-Term Notes
C119-MTN	05-Sep-25	2010	4.40	715,000	(1)
C136-MTN	05-Sep-29	2013	3.25	356,000	(1)
C074-MTN	03-Dec-29	2004	STEP	100,000	(6)
C116-MTN	05-Mar-31	2010	6.30	100,000	(5)
C134-MTN	06-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	6.30	50,000	(1)(5)
C052-MTN	29-Oct-32	2002	6.30	30,000	(1)
C141-MTN	05-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	01-Dec-36	2006	2.00	125,270	(1)
C124-MTN	05-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	05-Mar-40	2000	6.20	276,000	(1)
C040-MTN	05-Mar-42	2002	6.00	350,000	(1)
C068-MTN	05-Mar-44	2004	5.80	120,000	(1)
C092-MTN	05-Sept-44	2007	5.00	157,035	(1)
C129-MTN	05-Sept-52	2012	3.15	610,000	(1)
C139-MTN	05-Sept-54	2014	3.65	75,000	(1)
C110-MTN	05-Mar-60	2009	5.20	325,000	(1)
C109-MTN	05-Mar-63	2009	4.63	255,000	(1)
C137-MTN	05-Mar-63	2013	3.45	1,199,000	(1)
C160-MTN	05-Mar-68	2018	3.10	1,465,000	(1)
C175-MTN	05-Sep-20	2020	2.95	600,000	(1)

				7,448,305

H060	05-Sep-29	2014	3.25	100,000	(1)
H061	05-Sep-33	2014	3.75	50,000	(1)

				150,000

D025-MTN	05-Mar-31	2000	6.30	310,000	(1)
D129-MTN	05-Mar-31	2005	STEP	100,000	(5)

				410,000

Total Medium-Term Notes				8,008,305

Canadian Issues Swapped to U.S. Dollars:
CAD $
GC-1B	06-Sep-22	2013	2.10	(197,100)
GF-6B	02-Jun-23	2020	2.55	(459,900)

				(657,000)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)

Foreign Issues Swapped to Canadian Dollars:
C150	19-May-21	2016	N/A	61,827
C159	19-May-21	2017	N/A	618,450
GT	04-May-22	2017	N/A	1,366,700
GB	08-Aug-22	2012	N/A	209,700
GC	06-Sep-22	2012	N/A	592,710
C166	15-Dec-22	2019	N/A	556,433
H059	13-Sep-23	2013	N/A	198,185
GX	16-Apr-24	2020	N/A	1,332,700
GI	14-May-24	2014	N/A	872,400
C140	03-Mar-25	2014	N/A	367,444
C173	20-Apr-26	2020	N/A	148,000
C145	09-Jun-26	2015	N/A	287,071
GP	22-Jun-26	2016	N/A	642,750
C157	17-Aug-27	2017	N/A	298,522
C164	19-Jul-28	2018	N/A	35,030
C161	22-Aug-28	2018	N/A	220,744
C155	28-Nov-28	2016	N/A	185,360
C167	15-Mar-29	2019	N/A	330,625
C169	10-Apr-29	2020	N/A	35,665
C165	29-Jul-29	2018	N/A	34,750
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C171	18-Jul-34	2020	N/A	69,348
C172	30-Mar-35	2020	N/A	93,110
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
H063	28-Feb-39	2019	N/A	45,372
C168	15-Mar-39	2019	N/A	198,375
C154	25-Jun-39	2016	N/A	58,600
C174	20-Apr-40	2020	N/A	146,000
C143	25-Jun-40	2015	N/A	680,511
C177	25-Jun-40	2020	N/A	129,750
S002	31-Oct-40	2011	N/A	55,864
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
C151	25-Jun-41	2016	N/A	414,355
H057	17-Nov-42	2012	N/A	39,463
C149	27-Apr-46	2016	N/A	58,391
C152	08-Aug-46	2016	N/A	50,838
C153	30-Aug-46	2016	N/A	76,291
C156	05-Dec-46	2016	N/A	61,554
C158	25-Feb-47	2017	N/A	103,748
C170	25-Jun-49	2020	N/A	150,000
C176	25-Jun-49	2020	N/A	116,400
C178	02-Nov-49	2020	N/A	155,560
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				11,962,426

Total Canadian Dollars				51,013,676

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)

(B) Payable in U.S. Dollars:
CO	15-Sep-21	1991	8.88	377,250	(1)
GT	04-May-22	2017	2.13	1,257,500	(1)(2)
GC	06-Sep-22	2012	2.10	754,500	(1)(2)
GX	16-Apr-24	2020	2.60	1,257,500	(1)(2)
GI	14-May-24	2014	3.05	1,006,000	(1)(2)
GP	22-Jun-26	2016	2.13	628,750	(1)(2)

				5,281,500

Swapped to Canadian Dollars:
GT	04-May-22	2017	2.13	(1,257,500)	(1)(2)
GC	06-Sep-22	2012	2.10	(754,500)	(1)(2)
GX	16-Apr-24	2020	2.60	(1,257,500)	(1)(2)
GI	14-May-24	2014	3.05	(1,006,000)	(1)(2)
GP	22-Jun-26	2016	2.13	(628,750)	(1)(2)

				(4,904,250)

Canadian Issues Swapped to U.S. Dollars:
GC-1B	06-Sep-22	2013	2.10	188,625
GF-6B	02-Jun-23	2020	2.55	440,125

				628,750

Total U.S. Dollars				1,006,000

(C) Payable in Australian Dollars:
GB	08-Aug-22	2012	4.25	191,440	(1)(2)
H059	13-Sep-23	2013	5.25	191,440	(1)(2)
C140	03-Mar-25	2014	4.25	358,950	(1)(2)
C145	09-Jun-26	2015	3.75	277,588	(1)(2)
C157	17-Aug-27	2017	3.60	287,160	(1)(2)
C161	22-Aug-28	2018	3.50	215,370	(1)(2)

				1,521,948

Australian Dollar Issues Swapped to Canadian Dollars:
GB	08-Aug-22	2012	4.25	(191,440)	(1)(2)
H059	13-Sep-23	2013	5.25	(191,440)	(1)(2)
C140	03-Mar-25	2014	4.25	(358,950)	(1)(2)
C145	09-Jun-26	2015	3.75	(277,588)	(1)(2)
C157	17-Aug-27	2017	3.60	(277,588)	(1)(2)
C161	22-Aug-28	2018	3.50	(215,370)	(1)(2)

				(1,521,948)

Total Australian Dollars				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)

(D) Payable in Euros:
C113	29-Mar-30	2010	4.00	110,693	(1)(2)
C148	24-Mar-31	2016	1.28	298,132	(1)(2)
C172	30-Mar-35	2020	0.60	88,554	(1)(2)
C142	11-Jun-35	2015	1.39	47,229	(1)(2)
C146	11-Dec-35	2015	1.86	85,602	(1)(2)
H063	28-Jan-39	2019	1.72	44,277	(1)(2)
C154	25-Jun-39	2016	2.75	59,036	(1)(2)
C143	25-Jun-40	2015	1.77	693,673	(1)(2)
C177	25-Jun-40	2020	1.19	125,452	(1)(2)
S002	31-Oct-40	2011	3.24	59,036	(1)(2)
C147	25-Feb-41	2016	1.74	125,452	(1)(2)
H062	25-Jun-41	2016	1.95	66,416	(1)(2)
C151	25-Jun-41	2016	1.50	420,632	(1)(2)
H057	17-Nov-42	2012	2.67	45,753	(1)(2)
C152	8-Aug-46	2016	1.11	51,657	(1)(2)
C158	23-Feb-47	2017	2.00	110,693	(1)(2)
C170	25-Jun-49	2020	1.50	147,590	(1)(2)
C176	25-Jun-49	2020	1.25	110,693	(1)(2)
C178	02-Nov-49	2020	0.48	147,590	(1)(2)
C120	14-Oct-50	2010	3.15	73,795	(1)(2)
C128	25-Jun-52	2012	2.78	73,795	(1)(2)

				2,985,747

Euro Issues swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(110,693)	(1)(2)
C148	24-Mar-31	2016	1.28	(298,132)	(1)(2)
C172	30-Mar-35	2020	0.60	(88,554)	(1)(2)
C142	11-Jun-35	2015	1.39	(47,229)	(1)(2)
C146	11-Dec-35	2015	1.86	(85,602)	(1)(2)
H063	28-Jan-39	2019	1.72	(44,277)	(1)(2)
C154	25-Jun-39	2016	2.75	(59,036)	(1)(2)
C143	25-Jun-40	2015	1.77	(693,673)	(1)(2)
C177	25-Jun-40	2020	1.19	(125,452)	(1)(2)
S002	31-Oct-40	2011	3.24	(59,036)	(1)(2)
C147	25-Feb-41	2016	1.74	(125,452)	(1)(2)
H062	25-Jun-41	2016	1.95	(66,416)	(1)(2)
C151	25-Jun-41	2016	1.50	(420,632)	(1)(2)
H057	17-Nov-42	2012	2.67	(45,753)	(1)(2)
C152	8-Aug-46	2016	1.11	(51,657)	(1)(2)
C158	23-Feb-47	2017	2.00	(110,693)	(1)(2)
C170	25-Jun-49	2020	1.50	(147,590)	(1)(2)
C176	25-Jun-49	2020	1.25	(110,693)	(1)(2)
C178	02-Nov-49	2020	0.48	(147,590)	(1)(2)
C120	14-Oct-50	2010	3.15	(73,795)	(1)(2)
C128	25-Jun-52	2012	2.78	(73,795)	(1)(2)

				(2,985,747)

Total Euros				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)

(E) Payable in Hong Kong Dollars:
C150	19-May-21	2016	1.78	59,057	(1)(2)
C155	28-Nov-28	2016	2.57	173,126	(1)(2)

				232,183

Hong Kong Dollar Issues Swapped to Canadian Dollars:
C150	19-May-21	2016	1.78	(59,057)	(1)(2)
C155	28-Nov-28	2016	2.57	(173,126)	(1)(2)

				(232,183)

Total Hong Kong Dollars				0

(F) Payable in Japanese Yen:
C149	27-Apr-46	2016	0.80	56,800	(1)(2)
C153	30-Aug-46	2016	0.70	68,160	(1)(2)
C156	5-Dec-46	2016	0.70	56,800	(1)(2)

				181,760

Japanese Yen Issues swapped to Canadian Dollars:
C149	27-Apr-46	2016	0.80	(56,800)	(1)(2)
C153	30-Aug-46	2016	0.70	(68,160)	(1)(2)
C156	5-Dec-46	2016	0.70	(56,800)	(1)(2)

				(181,760)

Total Japanese Yen				0

(G) Payable in New Zealand Dollars:
C164	19-Jul-28	2018	3.61	34,312	(1)(2)
C169	10-Apr-29	2020	2.92	34,752	(1)(2)
C165	19-Jul-29	2018	3.69	34,312	(1)(2)

				103,377

New Zealand Dollar Issues Swapped to Canadian Dollars:
C164	19-Jul-28	2018	3.61	(34,312)	(1)(2)
C169	10-Apr-29	2020	2.92	(34,752)	(1)(2)
C165	19-Jul-29	2018	3.69	(34,312)	(1)(2)

				(103,377)

Total New Zealand Dollars				0

(H) Payable in U.K. Pound Sterling:
C159	15-Dec-21	2017	0.75	606,795	(1)(2)
C166	15-Dec-22	2019	1.50	563,453	(1)(2)

				1,170,248

U.K. Pound Sterling Issues Swapped to Canadian Dollars:
C159	15-Dec-21	2017	0.75	(606,795)	(1)(2)
C166	15-Dec-22	2019	1.50	(563,453)	(1)(2)

				(1,170,248)

Total U.K. Pound Sterling				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref

				(In thousands of dollars)

(I) Payable in Swiss Francs:
C173	20-Apr-26	2020	0.20	133,340	(1)(2)
C167	15-Mar-29	2019	0.25	333,350	(1)(2)
C168	15-Mar-39	2019	0.80	200,010	(1)(2)
C174	20-Apr-40	2020	0.70	133,340	(1)(2)

				800,040

Swiss Franc Issues Swapped to Canadian Dollars:
C173	20-Apr-26	2020	0.20	(133,340)	(1)(2)
C167	15-Mar-29	2019	0.25	(333,350)	(1)(2)
C168	15-Mar-39	2019	0.80	(200,010)	(1)(2)
C174	20-Apr-40	2020	0.70	(133,340)	(1)(2)

				(800,040)

Total Swiss Francs				0

(J) Payable in Swedish Kronas:
C171	18-Jul-34	2020	1.25	72,100	(1)(2)

				72,100

Swedish Krona Issues Swapped to Canadian Dollars:
C171	18-Jul-34	2020	1.25	(72,100)	(1)(2)

				(72,100)

Total Swedish Kronas				0

Total Bonds and Debentures				52,019,676

Canadian Pension Plan (Payable in Canadian Dollars)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				477,357

Health Care Facilities				10,052

Province of Manitoba Promissory Notes				75,000

Immigrant Investor Program (IIP)	2020-2022	Various		945

Treasury Bills Payable in CAD	Various	Various		1,950,000	(7)

Total Borrowings				54,533,030

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2021

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.

				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$72
Series 2	15-Jun-93	1990	Matured	15
Series 3	15-Jun-96	1991	Matured	104
Series 4	15-Jun-97	1992	Matured	341
Series 5	15-Jun-01	1996	Matured	334
Series 6	15-Jun-02	1997	Matured	45
	15-Jun-00	1997	Matured	120
	15-Jun-02	1997	Matured	90

				1,121

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				60,000	(1)

Total Self-Supporting Guaranteed Debt				61,121

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $150,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	2017	2018	2019	2020	2021

	(In millions of dollars)
Revenues
Domestic
Electric	$1,419	$1,464	$1,707	$1,702	$1,714
Gas	342	343	365	388	416
Extraprovincial	460	437	430	468	611
Other	106	86	74	71	80

	2,327	2,330	2,576	2,629	2,821

Expenses
Cost of gas sold	183	196	212	238	277
Finance expense	645	641	778	838	846
Operating and administrative	608	586	576	579	608
Depreciation and amortization	402	430	496	512	563
Water rentals and assessments	131	126	113	126	128
Fuel and power purchased	132	130	136	98	184
Capital and other taxes	135	146	155	163	167
Other expenses	104	548	130	104	80
Finance income	(17)	(23)	(31)	(43)	(24)

	2,323	2,780	2,565	2,615	2,829

Net income (loss) before net movement in regulatory balances	4	(450)	11	14	(8)

Net movement in regulatory balances	55	479	107	85	125

Net Income	$59	$29	$118	$99	$117

Net income (loss) attributable to:
Manitoba Hydro	$71	$37	$121	$99	$119
Non-controlling interests	(12)	(8)	(3)	—	(2)

	$59	$29	$118	$99	$117

Note: The financial information for the fiscal years 2017-2021 was prepared using IFRS.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021

	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$926	$1,142
Accounts receivable and accrued revenue	446	464
Prepaid expenses	30	23
Inventory	107	118

	1,509	1,747

Property, Plant and Equipment	25,190	26,023
Non-Current Assets
Sinking fund investments	—	—
Goodwill	107	107
Intangible assets	784	1,060
Loans and other receivables	537	524

	1,428	1,691

Total assets before regulatory deferral balance	28,127	29,461
Regulatory deferral balance	1,179	1,254

	$29,306	$30,715

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$1,137	$1,121
Accounts payable and accrued liabilities	540	453
Notes payable	—	—
Other liabilities	103	167
Accrued interest	140	131

	2,120	1,872

Long-Term Debt	21,950	23,065
Non-Current Liabilities
Other long-term liabilities	589	805
Employee future benefits	988	1,010
Deferred revenue	549	579
Provisions	47	44

	2,173	2,438

Total liabilities	26,243	27,375
Equity
Retained earnings	3,141	3,260
Accumulated other comprehensive loss	(747)	(560)

Equity attributable to Manitoba Hydro	2,394	2,700
Non-controlling interests	302	323

Total equity	2,696	3,023

Total liabilities and equity before regulatory deferral balance	28,939	30,398
Regulatory deferral balance	367	317

	$29,306	$30,715

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021

	(In millions of dollars)
Operating Activities
Net Income	$99	$117
Add back:
Depreciation and amortization	512	563
Finance Expense	838	846
Net movement impacts	73	19
Finance Income	(43)	(24)
Adjustments for non-cash items	(83)	(94)
Adjustments for changes in non-cash working capital accounts:
Accounts receivable and accrued revenue	33	(79)
Prepaid expenses	2	8
Accounts payable and accrued liabilities	7	(86)
Other	15	64
Interest received	22	4
Interest paid	(1,044)	(1,041)

	431	297

Investing Activities
Additions to property, plant and equipment	(1,781)	(1,063)
Additions to intangible assets	(165)	(31)
Additions to regulatory deferral balances	(88)	(68)
Contributions received	42	49
Cash paid to the City of Winnipeg	(16)	(16)
Cash paid for mitigation obligations	(28)	(10)
Cash paid for major development obligations	(16)	(11)
Other	—	2

	(2,052)	(1,148)

Financing Activities
Proceeds from long-term debt	2,190	2,600
Retirement of long-term debt	(542)	(1,532)
Repayment from / (advances to) external entities	(48)	(23)
Proceeds from partnership issuances	48	23
Proceeds from short-term borrowings	—	—
Sinking fund investment withdrawals	225	232
Sinking fund investment purchases	(225)	(232)
Repayment of lease liabilities	(1)	(1)

	1,647	1,067

Net decrease in cash and cash equivalents	26	216
Cash and cash equivalents, beginning of year	900	926

Cash and cash equivalents, end of year	$926	$1,142

V. THE MANITOBA HYDRO — ELECTRIC BOARD

Consolidated Statement of Comprehensive Income

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	2020	2021

	(In millions of dollars)
Net Income	$99	$117
Other comprehensive income (loss)
Items that will not be reclassified to income
Net experience gains (losses) on pensions	50	54
Items that will be reclassified to income
Cash flow hedges – unrealized foreign exchange losses on debt	(53)	90
Items that have been reclassified to income
Cash flow hedges – realized foreign exchange losses (gains) on debt	37	43

	34	187

Comprehensive Income (Loss)	$133	$304

Comprehensive income (loss) attributable to:
Manitoba Hydro	$133	$306
Non-controlling interests	—	(2)

	$133	$304

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31, 2021

(with comparative figures for 2020)

	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity

	(In millions of dollars)
Balance as at April 1, 2019	$3,042	$(781)	$2,261	$254	$2,515

Net income (loss)	99	—	99	—	99
Other comprehensive loss	—	34	34	—	34

Comprehensive income (loss)	99	34	133	—	133
Change in ownership interest	—	—	—	48	48
Adjustment for the adoption of new accounting policy

Balance as at March 31, 2020	3,141	(747)	2,394	302	2,696

Net income (loss)	119	—	119	(2)	117
Other comprehensive income	—	187	187	—	187

Comprehensive income (loss)	119	187	306	(2)	304
Change in ownership interest	—	—	—	23	23

Balance as at March 31, 2021	$3,260	$(560)	$2,700	$323	$3,023

VI. SUMMARY FINANCIAL STATEMENTS

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2021 Summary Financial Statements, with the following explanation:

Change in Control of the Workers Compensation Board not recognized

Effective November 6, 2020, the Province amended The Workers Compensation Act. Based on the definition of control in PSAS, the amendments resulted in the Province no longer controlling the Workers Compensation Board (WCB). In our opinion, prior to the amendments, the Province controlled the WCB based on the definition of control in PSAS. PSAS requires the Province to include the WCB’s financial position and results of operations in the summary financial statements while they were controlled, up to November 6, 2020. As of November 6, 2020, PSAS requires the Province to remove the WCB’s net financial assets by expensing them in the statement of operations.

However, the Province has not included WCB’s financial position and results of operations since the year ended March 31, 2018. In this respect, the summary financial statements are not in accordance with PSAS.

Had the Province addressed this PSAS departure;

1.

The March 31, 2020 equity in government business enterprises would have increased by $647 million, accumulated deficit and net debt would each have decreased by $647 million, the net income from government business enterprises would have increased by $48 million, other comprehensive income would have decreased by $33 million, and the annual surplus would have increased by $48 million for the year ended March 31, 2020.

2.

The March 31, 2021 net income from government business enterprises would have increased by $4 million, and other comprehensive income would have decreased by $39 million to reflect the WCB’s results of operations up to November 6, 2020. On November 6, 2020, the Province would have decreased the net financial assets by $612 million and increased the disposal of equity in government business enterprises expense by $612 million to remove the WCB’s assets that were no longer under their control. The net result of the above adjustments on the annual deficit for the year ended March 31, 2021 would have been an increase of $608 million.

Failure to recognize controlled assets

The Province has not included the financial position and results of operations of the Manitoba Agricultural Services Corporation’s (MASC) Production Insurance Trust and the Hail Insurance Trust (the Trusts) in the summary financial statements for the years ended March 31, 2021 and March 31, 2020.

In our opinion, the Trusts are assets under the control of the Province, and the financial position and results of operations should be consolidated into the summary financial statements for the years ended March 31, 2021 and March 31, 2020. In this respect, the summary financial statements are not in accordance with PSAS, which require that the Province account for all assets under its control.

Had the Province included the Trusts’ financial position and results of operations in the summary financial statements, the current year cash and cash equivalents would have increased by $594 million, the accounts payable, accrued charges, provisions and unearned revenue would have increased by $0.5 million, and accumulated deficit and net debt would each have decreased by $594 million, the Agriculture expenses would have decreased by $111 million, the investment income would have increased by $2 million, and the annual deficit would have decreased by $113 million.

Had the Province included the Trusts’ financial position and results of operations in the summary financial statements for the year ended March 31, 2020, the prior year cash and cash equivalents would have increased by $513 million, the accounts payable, accrued charges, provisions and unearned revenue would have increased by $33 million, accumulated deficit and net debt would each have 3 decreased by $513 million, the Agriculture and Resource Development expenses would have increased by $19 million, the investment income would have increased by $9 million, and the annual surplus would have decreased by $10 million.

Combined impact of departures from PSAS

Had the WCB and MASC Trust departures from PSAS been corrected, the Province would have an annual deficit of $2,612 million in the current year, and for the prior year would have an annual surplus of $43 million. The accumulated deficit would be $12,304 million at March 31, 2021, and $9,864 million at March 31, 2020.

Combined impact on the annual deficit or surplus

	2021 ($ million)	2020 ($ million)

Annual surplus (deficit) as presented	(2,117)	5

Operating (loss) surplus of Workers Compensation Board	(608)	48

Net income (loss) of MASC trusts	113	(10)

Annual (deficit) surplus in accordance with Canadian public sector accounting standards	(2,612)	43

Combined impact on the ending accumulated deficit

	2021 ($ million)	2020 ($ million)

Accumulated deficit as presented	(12,898)	(11,024)

Equity of Workers Compensation Board	Nil	647

MASC Trust Assets	594	513

Accumulated deficit in accordance with Canadian public sector accounting standards	(12,304)	(9,864)